UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE OF CONVOCATION OF THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 24, 2016

On May 13, 2016, the registrant issued a Notice of Convocation of the 31st Ordinary General Meeting of Shareholders (“Notice of Convocation”) to be held on June 24, 2016 to its shareholders, together with related Internet disclosure (together with the Notice of Convocation, the “Notice of Convocation materials”). Attached is an English translation of the Notice of Convocation materials. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the attached Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in Japan.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: May 17, 2016

Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Notice of Convocation

Exercising Your Voting Rights

Reference Materials for the Ordinary General Meeting of Shareholders

Business Report

Financial Statements

Auditor's Reports

THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE OF CONVOCATION

Information

Date and Time:

Venue:

Matters to be resolved:

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

(Code No.: 9432)

Table of contents

Notice of Convocation of the 31st Ordinary General Meeting of Shareholders	1

(Reference) Exercising Your Voting Rights	3

Reference Materials for the Ordinary General Meeting of Shareholders

First Item: Distribution of Earned Surplus	5

Second Item: Election of Twelve (12) Members of the Board	6

Third Item: Election of One (1) Audit & Supervisory Board Member	14

Attachments to the Notice of Convocation of the 31st Ordinary

General Meeting of Shareholders	17

Business Report

Outline of the Business of NTT Group

Business Progress and Results of NTT Group	18

Issues Facing the Corporate Group	34

Capital Investment of NTT Group	37

External Financing of NTT Group	37

Main Lenders and Outstanding Borrowings of NTT Group	38

Material Subsidiaries	39

Matters Regarding Shares	44

Matters Regarding Corporate Officers	45

(Reference) Status of Corporate Governance	49

(Reference) Glossary of Terms	55

Consolidated Financial Statements

Consolidated Balance Sheet	57

Consolidated Statement of Income	58

Non-consolidated Financial Statements

Non-consolidated Balance Sheet	59

Non-consolidated Statement of Income	60

Auditor’s Reports

Auditor’s Report on Consolidated Financial Statements	61

Auditor’s Report on Non-consolidated Financial Statements	62

Audit & Supervisory Board’s Report	63

Items Posted on the Company’s Website

Based on the applicable laws and regulations, and Article 16 of the Articles of Incorporation, the following items are posted on NTT’s website and are therefore not included in the Attachments to the Notice of Convocation.

Business Report
• Outline of the Business of NTT Group

Main Business of NTT Group

Main Location of NTT Group

NTT Group Employment

Changes in Consolidated Assets and Consolidated Income of NTT Group

Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT
• Matters Regarding Independent Auditors
• Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business
• Status of Implementation of Structures to Ensure the Propriety of NTT’s Business

Consolidated Financial Statements
• Consolidated Statement of Changes in Equity and Comprehensive Income
• Notes to Consolidated Financial Statements

Non-consolidated Financial Statements
• Non-consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets
• Notes to Non-consolidated Financial Statements

Others

Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation (For Reference)

NTT Website
http://www.ntt.co.jp/ir/index_e.html

1 Date and Time:	Friday, June 24, 2016 10:00 a.m. (Registration will start at 8:30 a.m.)
2 Venue:	International Convention Center PAMIR Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo
3 Purpose of the Meeting:	Matters to be reported
1

Report on the business report, Consolidated Financial Statements and audit results of independent auditors and Audit & Supervisory Board Members for the 31st fiscal year (from April 1, 2015 to March 31, 2016)

	2	Report on the Non-consolidated Financial Statements for the 31st fiscal year (from April 1, 2015 to March 31, 2016)
Matters to be resolved

	First Item	Distribution of Earned Surplus

	Second Item	Election of Twelve (12) Members of the Board

	Third Item	Election of One (1) Audit & Supervisory Board Member

1.  When attending the meeting in person, you are kindly requested to submit the enclosed voting rights exercise form to the receptionist at the meeting site.

2.  When exercising your voting rights, you are kindly requested to read the information entitled “(Reference) Exercising Your Voting Rights” on page 3.

3.  The Business Report, audited by Audit & Supervisory Board Members, and the Consolidated Financial Statements and the Non-consolidated Financial Statements, audited by independent auditors and Audit & Supervisory Board Members, are the documents presented in the Attachments to the Notice of Convocation of the 31st Ordinary General Meeting of Shareholders as well as items posted on our website (excluding “(Reference)”).

4.  Any subsequent revisions to the reference materials for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website.

NTT Website http://www.ntt.co.jp/ir/index_e.html

(Reference) Exercising Your Voting Rights

You are requested to review the attached Reference Materials for the Ordinary General Meeting of Shareholders (pages 5–14) before exercising your voting rights. Shareholders may exercise their voting rights in the following three ways.

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

First Item	Distribution of Earned Surplus

Nippon Telegraph and Telephone Corporation (the “Company”) has set as its important management challenge the maximization of corporate value over the medium- and long-term, and the Company has identified the return of profits to shareholders as an important management goal.

      In determining the level of dividends for the fiscal year ended March 31, 2016, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

1	Type of asset to be distributed:
Cash
2	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per share of common stock: ¥60

Total amount of dividends: ¥125,768,352,060

As the Company has already distributed an interim dividend of ¥50 per share of common stock, the annual dividend for the fiscal year will be ¥110 per one share of common stock.

3	Date on which the dividend becomes effective:
June 27, 2016

Reference: Please refer to page 53 for the capital policy.

Second Item	Election of Twelve (12) Members of the Board

The Company is seeking approval for the election of twelve Members of the Board following the expiration of the term of office of all current Members of the Board at the conclusion of this Ordinary General Meeting of Shareholders.

The candidates for Members of the Board are as follows:

1	Satoshi Miura		(April 3, 1944)	Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1967:	Joined Nippon Telegraph and Telephone Public Corporation
			June 1996:	Senior Vice President
Head of the Personnel
Member of the Board of the Company
			July 1996:	Senior Vice President
Head of the Personnel Industrial Relations
Member of the Board of the Company
			June 1998:	Executive Vice President
Head of the Personnel Industrial Relations
Member of the Board of the Company
			January 1999:	Executive Vice President
Deputy Senior Executive Manager of the NTT-East Provisional Headquarters
Member of the Board of the Company
			July 1999:	Senior Executive Vice President
Representative Director of Nippon Telegraph and Telephone East Corporation
			June 2002:	President and Representative Director of Nippon Telegraph and Telephone
East Corporation
			June 2005:	Senior Executive Vice President
Head of the Corporate Management Strategy Division
Representative Member of the Board of the Company
	¢ Number of shares of the		June 2007:	President and Chief Executive Officer
	Company held:			Representative Member of the Board of the Company
32,540 shares
	¢ Years served as Member of		June 2012:	Chairman of the Board of the Company (present post)
the Board:
	11 years		[Reasons for Reelection as a Member of the Board]

Mr. Satoshi Miura has suitably managed the operations of the Board of Directors of the Company as Chairman of the Board, and has been contributing to the overall development of NTT Group.

    The Company also believes he has a wealth of experience and insight based on his service thus far, notably while in the post of President of the Company.

	Held	Attended (Percent)
	12	12 (100%)

2	Hiroo Unoura		(January 13, 1949)	Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1973:	Joined Nippon Telegraph and Telephone Public Corporation
			June 2002:	Senior Vice President
Head of Department I
Member of the Board of the Company
			June 2005:	Senior Vice President
Head of Department V
Member of the Board of the Company
			June 2007:	Executive Vice President
Head of the Corporate Strategy Planning
Head of the Corporate Business Strategy
Member of the Board of the Company
			June 2008:	Senior Executive Vice President
Head of the Strategic Business Development
Representative Member of the Board of the Company
			June 2011:	Senior Executive Vice President
	¢ Number of shares of the			Representative Member of the Board of the Company
	Company held: 27,200 shares ¢ Years served as Member of the Board: 14 years		June 2012:	President and Chief Executive Officer
Representative Member of the Board of the Company (present post)

[Reasons for Reelection as a Member of the Board]

Mr. Hiroo Unoura has a wealth of experience as a senior corporate manager in the Company as represented by his role in formulating and implementing NTT Group’s medium-term management strategies, his work to boost competitiveness and profitability in domestic businesses, and his efforts to expand overseas businesses.

    The Company also believes him to have a high level of integrity and insight.

	Held	Attended (Percent)
	12	12 (100%)

3	Hiromichi Shinohara		(March 15, 1954)	Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1978:	Joined Nippon Telegraph and Telephone Public Corporation
			June 2009:	Senior Vice President
Head of Research and Development Planning
Member of the Board of the Company
			June 2011:	Senior Vice President
Head of the Research and Development Planning
Head of the Information Sharing Laboratory Group
Member of the Board of the Company
			October 2011:	Senior Vice President
Head of the Research and Development Planning
Member of the Board of the Company
			June 2012:	Executive Vice President
Head of the Research and Development Planning
Member of the Board of the Company
	¢ Number of shares of the Company held: 14,300 shares		June 2014:	Senior Executive Vice President Head of Research and Development Planning Representative Member of the Board of the Company (present post)
¢ Years served as Member of
the Board:
	7 years		[Reasons for Reelection as a Member of the Board]

Mr. Hiromichi Shinohara has a wealth of experience as a senior corporate manager in the Company as represented by his role in implementing NTT Group’s medium-term management strategies as the person responsible for technology and research and development strategies.

    The Company also believes him to have a high level of integrity and insight.

	Held	Attended (Percent)
	12	12 (100%)

4	Jun Sawada		(July 30, 1955)	Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1978:	Joined Nippon Telegraph and Telephone Public Corporation
			June 2008:	Senior Vice President
Executive Manager of Corporate Strategy Planning Department
Member of the Board of NTT Communications Corporation
			June 2011:	Executive Vice President
Executive Manager of Corporate Strategy Planning Department
Member of the Board of NTT Communications Corporation
			June 2012:	Senior Executive Vice President
Executive Manager of Corporate Strategy Planning Department
Representative Member of the Board of NTT Communications Corporation
	¢ Number of shares of the Company held: 10,500 shares		June 2013:	Senior Executive Vice President Representative Member of the Board of NTT Communications Corporation
	¢ Years served as Member of		June 2014:	Senior Executive Vice President
	the Board:			Representative Member of the Board and of the Company (present post)
2 years
[Reasons for Reelection as a Member of the Board]

Mr. Jun Sawada has a wealth of experience as a senior corporate manager in the Company as represented by his role in implementing NTT Group’s medium-term management strategies as the person responsible for business strategy.

    The Company also believes him to have a high level of integrity and insight.

	Held	Attended (Percent)
	12	12 (100%)

5	Mitsuyoshi Kobayashi		(November 3, 1957)	Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1982:	Joined Nippon Telegraph and Telephone Public Corporation
			June 2006:	General Manager of Okayama Branch of Nippon Telegraph and
Telephone West Corporation
			July 2008:	General Manager of the Service Management Department of Nippon
Telegraph and Telephone West Corporation
			June 2010:	Senior Vice President
General Manager of the Service Management Department
Member of the Board of Nippon Telegraph and Telephone West Corporation
			June 2012:	Senior Vice President
Head of Technology Planning
Head of Strategic Business Development
Member of the Board of the Company
	¢ Number of shares of the		June 2012:	Senior Vice President
	Company held:			Member of the Board of NTT COMWARE CORPORATION
	7,800 shares			(present post)
			June 2014:	Executive Vice President
	¢ Years served as Member of			Head of Technology Planning
	the Board:			Member of the Board of the Company (present post)
4 years
[Reasons for Reelection as a Member of the Board]
Mr. Mitsuyoshi Kobayashi has a wealth of experience in the execution of business operations in the Company, including his role in overseeing the technology planning of the entire NTT Group.

    The Company also believes him to have a high level of integrity and insight.

	Held	Attended (Percent)
	12	12 (100%)

6	Akira Shimada		(December 18, 1957)	Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1981:	Joined Nippon Telegraph and Telephone Public Corporation
			July 2007:	General Manager of the Accounts and Finance Department of Nippon
Telegraph and Telephone West Corporation
			July 2009:	General Manager of the General Affairs and Personnel Department of Nippon
Telegraph and Telephone East Corporation
			June 2011:	Senior Vice President
General Manager of the General Affairs and Personnel Department
Member of the Board of Nippon Telegraph and Telephone East Corporation
			June 2012:	Senior Vice President
Head of the General Affairs
Member of the Board of the Company
	¢ Number of shares of the Company held: 7,404 shares ¢ Years served as Member of the Board: 4 years		June 2012:	Member of the Board of Nippon Telegraph and Telephone West Corporation
(present post)
			June 2015:	Executive Vice President Head of General Affairs Member of the Board of the Company (present post)

[Reasons for Reelection as a Member of the Board]

Mr. Akira Shimada has a wealth of experience in the execution of business operations in the Company, including his role in overseeing business operations relating to such areas as human resources, legal affairs and general affairs of the entire NTT Group.

    The Company also believes him to have a high level of integrity and insight.

	Held	Attended (Percent)
	12	12 (100%)

7	Tsunehisa Okuno		(October 12, 1960)	Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1983:	Joined Nippon Telegraph and Telephone Public Corporation
			July 2007:	Vice President of the Corporate Business Strategy of the Company
			June 2008:	Head of the Global Business Strategy Office of Strategic Business
Development of the Company
			January 2011:	Senior Vice President of Dimension Data Holdings plc (present post)
			June 2011:	Head of Global Business of the Company
			June 2012:	Senior Vice President
Head of Global Business
Member of the Board of the Company (present post)

	¢ Number of shares of the		[Reasons for Reelection as a Member of the Board]
Company held:	Mr. Tsunehisa Okuno has a wealth of experience in the execution of business operations in the Company, including his role in expanding the global business of the entire NTT Group.

    The Company also believes him to have a high level of integrity and insight.

4,300 shares
¢ Years served as Member of the Board: 4 years

	Held	Attended (Percent)
	12	10 (83%)

8	Hiroki Kuriyama		(May 27, 1961)		Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1985:	Joined the Company
			February 2003:	Vice President of Department I of the Company
			May 2005:	Vice President of the Corporate Business Strategy of the Company
			June 2008:	Vice President of the Corporate Strategy Planning of the Company
			June 2012:	Vice President of President’s Office of General Affairs of the Company
			June 2014:	Senior Vice President
Head of Strategic Business Development
Member of the Board of the Company (present post)
	¢ Number of shares of the		[Reasons for Reelection as a Member of the Board]
Company held:

Mr. Hiroki Kuriyama has a wealth of experience in the execution of business operations in the Company, including his role in developing new business of the entire NTT Group.

    The Company also believes him to have a high level of integrity and insight.

2,970 shares
¢ Years served as Member of the Board:
2 years

	Held	Attended (Percent)
	12	12 (100%)

9	Takashi Hiroi		(February 13, 1963)		Reelection

Career summary, position, responsibilities and description of significant concurrent positions
			April 1986:	Joined the Company
			May 2005:	Vice President of the Corporate Business Strategy of the Company
			June 2008:	Vice President of the Strategic Business Development of the Company
			July 2009:	Vice President of the Corporate Strategy Planning Department of the Company
			June 2014:	Head of the Finance and Accounting of the Company
			June 2015:	Senior Vice President
Head of Finance and Accounting
Member of the Board of the Company (present post)
	¢ Number of shares of the		[Reasons for Reelection as a Member of the Board]
Company held:

Mr. Takashi Hiroi has a wealth of experience in the execution of business operations in the Company, including his role in overseeing the financial and IR operations of the entire NTT Group.

    The Company also believes him to have a high level of integrity and insight.

2,700 shares
¢ Years served as Member of the Board:
1 year

	Held	Attended (Percent)
	9	9 (100%)

10	Eiichi Sakamoto	(September 3, 1963)	New Election

Career summary, position, responsibilities and description of significant concurrent positions
		April 1986:	Joined the Company
		April 2002:	Senior Manager of the Planning Department of Nippon Telegraph and
Telephone East Corporation
		October 2005:	Head of the Business Management Group of the Corporate Strategy Planning
Department of Nippon Telegraph and Telephone East Corporation
		July 2009:	Head of the Planning Group of the Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation
		July 2011:	Head of the Public Relations of the Corporate Strategy Planning of the Company
	¢ Number of shares of the Company held:	June 2015:	Senior Vice President, Managing Director of Corporate Marketing Strategy Department of NTT DOCOMO, INC. (expected to resign on June 16, 2016)
2,500 shares
[Reasons for Election as a Member of the Board]

Mr. Eiichi Sakamoto has a wealth of experience in the execution of business operations in the Company and Group companies, including through his involvement in corporate strategy planning.

    The Company also believes him to have a high level of integrity and insight.

11	Katsuhiko Shirai		(September 24, 1939)	Reelection	Outside Independent Member

Career summary, position, responsibilities and description of significant concurrent positions
			April 1965:	Assistant of the First Faculty of Science and Engineering of Waseda University
			April 1968:	Full-time lecturer of the Faculty of Science and Engineering of Waseda University
			April 1970:	Assistant Professor of the Faculty of Science and Engineering of Waseda University
			April 1975:	Professor of the Faculty of Science and Engineering of Waseda University
			November 1994:	Director of Academic Affairs and Director of the International Exchange Center of Waseda University
			November 1998:	Executive Director of Waseda University
			November 2002:	President of Waseda University
			November 2010:	Educational Advisor of Waseda University (present post)
			April 2011:	Chairperson of the Foundation for the Open University of Japan (present post)
			June 2012:	Member of the Board of the Company (present post)
			June 2012:	Director of Japan Display, Inc. (present post)
¢ Number of shares of the
	Company held:		[Reasons for Reelection as a Member of the Board]
2,900 shares ¢ Years served as Member of the Board: 4 years

Mr. Katsuhiko Shirai has a wealth of experience as operational director of an educational institution and has a high level of integrity and insight. The Company believes that he will help strengthen the supervisory function for business execution and expects to incorporate the advice he provides from his wide-ranging managerial perspective.

[Matters regarding independence]
	Held	Attended (Percent)

Mr. Katsuhiko Shirai fulfills the independence criteria stipulated by the Tokyo Stock Exchange, on which the Company is listed, and the Company’s own independence standards for independent officers (*).

	12	12 (100%)

Although there are transactions conducted between Waseda University, at which Mr. Katsuhiko Shirai served as President, and the Company and its major subsidiaries, and also between the Foundation for the Open University of Japan, at which he presently serves as Chairperson, and the Company and its major subsidiaries, the total annual amount of transactions of the aforementioned university and the total annual amount of transactions of the aforementioned foundation that have been carried out with the Company or its major subsidiaries within the most recent three fiscal years both account for less than 1% of the total annual operating revenues of the Company and its major subsidiaries in the corresponding fiscal year.

    Moreover, although the Company and its major subsidiaries provide donations to the aforementioned university and donations to the aforementioned foundation, the respective annual amounts of donation respectively account for less than 1% of the aforementioned university’s and the aforementioned foundation’s respective total annual incomes.

Based on the afore-mentioned reasons, the Company has determined that Mr. Katsuhiko Shirai’s independence is maintained.
* Please refer to page 51 for details on the Company’s independence standards for independent officers.

12	Sadayuki Sakakibara		(March 22, 1943)	Reelection	Outside Independent Member

Career summary, position, responsibilities and description of significant concurrent positions
			April 1967:	Joined Toyo Rayon Co., Ltd. (currently registered as Toray Industries, Inc.)
			June 1994:	Director of the Corporate Planning Department of Toray Industries, Inc.
			June 1996:	Director of the Board of Toray Industries, Inc.
			June 1998:	Managing Director of Toray Industries, Inc.
			June 1999:	Senior Managing Director of Toray Industries, Inc.
			June 2001:	Executive Vice President of Toray Industries, Inc.
			June 2002:	President of Toray Industries, Inc.
			June 2010:	Chairman and Representative Member of the Board of Toray Industries, Inc.
			June 2010:	Director of Mitsui O.S.K. Lines, Ltd. (resigned on June 24, 2014)
			June 2012:	Member of the Board of the Company (present post)
			June 2013:	Director of Hitachi, Ltd. (present post)
			June 2014:	Chairman of the Japan Business Federation (Keidanren) (present post)
			June 2014:	Chairman of the Board of Directors, Toray Industries, Inc.
			June 2015:	Chief Senior Adviser and Chief Senior Counselor of Toray Industries, Inc. (present post)

¢ Number of shares of the Company held: 7,300 shares ¢ Years served as Member of the Board: 4 years

[Reasons for Reelection as a Member of the Board]

Mr. Sadayuki Sakakibara has a wealth of experience as a corporate manager and has a high level of integrity and insight. The Company believes that he will help strengthen the supervisory function for business execution and expects to incorporate the advice he provides from his wide-ranging managerial perspective.

[Matters regarding independence]
	Held	Attended (Percent)

Mr. Sadayuki Sakakibara fulfills the independence criteria stipulated by the Tokyo Stock Exchange, on which the Company is listed, and the Company’s own independence standards for independent officers (*).

	12	12 (100%)

Although there are transactions conducted between Toray Industries, Inc., at which Mr. Sadayuki Sakakibara served as Chairman of the Board of Directors, and the Company and its major subsidiaries, the total annual amount of transactions of the aforementioned company that have been carried out with the Company or its major subsidiaries within the most recent three fiscal years account for less than 1% of the total annual operating revenues of the Company and its major subsidiaries in the corresponding fiscal year.

    Moreover, although there are transactions conducted between Japan Business Federation, at which Mr. Sadayuki Sakakibara serves as Chairman, and the Company and its major subsidiaries, the total annual amount of transactions of the aforementioned association that have been carried out with the Company or its major subsidiaries within the most recent three fiscal years account for less than 1% of the total annual operating revenues of the Company and its major subsidiaries in the corresponding fiscal year.

Based on the afore-mentioned reasons, the Company has determined that Mr. Sadayuki Sakakibara’s independence is maintained.
* Please refer to page 51 for details on the Company’s independence standards for independent officers.

Notes:	1.	Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are candidates for Outside Members of the Board.

    Mr. Katsuhiko Shirai has not previously been involved in the management of a company other than by way of becoming an outside Member of the Board or an outside Audit & Supervisory Board Member. However, for the above reasons for appointment as an Outside Member of the Board, the Company determined that he is capable of adequately serving as an Outside Member of the Board.

    As stated in the above-mentioned matters regarding independence, as both Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara fulfill the independence criteria stipulated by the Tokyo Stock Exchange, on which the Company is listed, and the Company’s own independence standards for outside independent members, and there is no concern that conflicts of interest with general shareholders would arise, the Company has designated them as outside independent members and filed the information related thereto with the aforementioned stock exchange. The Company plans to continue to designate both Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as outside independent members should their elections be approved.

	2.

In order for both Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara to fully perform their expected roles as Outside Members of the Board, pursuant to the provisions of Article 427(1) of the Companies Act, the Company has entered into agreements with both candidates limiting their liability for compensation for damages pursuant to Article 423(1) of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425(1) of the Companies Act. In the event that the appointment of both candidates is approved, the Company intends to continue the said agreements with Mr. Shirai and Mr. Sakakibara.

	3.	It has been four years since Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara were first appointed as Outside Members of the Board in June 2012.

Third Item	Election of One (1) Audit & Supervisory Board Member

The Company is seeking approval for the election of one Audit & Supervisory Board Member following the resignation of its current Audit & Supervisory Board Member, Mr. Kiyoshi Kosaka, at the conclusion of this Ordinary General Meeting of Shareholders.

      Audit & Supervisory Board supports this proposal.

      The candidate for Audit & Supervisory Board Member is as follows.

1	Takao Maezawa	(October 24, 1955)	New Election

Career summary, position and description of significant concurrent positions
		April 1978:	Joined Nippon Telegraph and Telephone Public Corporation
		June 2006:	Executive Manager of Human Resources Management Department, General Manager of Training Institute, and Executive Manager of the General Affairs of NTT Communications Corporation
		June 2008:	Senior Vice President
Deputy General Manager of the Enterprise Business Division
Member of the board of NTT Communications Corporation
		June 2011:	Executive Vice President
Deputy General Manager of the Enterprise Business Division
Member of the Board of NTT Communications Corporation
		August 2011:	Executive Vice President
Head of Second Sales Division
Member of the Board of NTT Communications Corporation
		June 2012:	President and CEO of NTT PC Communications Incorporated (expected to resign on June 16, 2016)
¢ Number of shares of the

[Reasons for Election as a Member of Audit & Supervisory Board]

Mr. Takao Maezawa has a wealth of experience gained through his career, which includes his involvement in financial operations of the Company and of other companies, and his service in positions such as president of an NTT Group company. The Company also believes him to have a high level of integrity and insight.

Company held:
9,004 shares

Note:

If the appointment of Mr. Takao Maezawa as an Audit & Supervisory Board Member is approved, in order for him to fully perform his expected role as an Audit & Supervisory Board Member, pursuant to the provisions of Article 427(1) of the Companies Act, the Company plans to conclude an agreement with him limiting his liability for compensation for damages pursuant to Article 423(1) of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425(1) of the Companies Act.

(Reference) The Company's Basic Concept of Medium-Term Management Strategy

NTT Group has undergone a transformation of business structure based on "Towards the Next Stage," the medium-term management strategy announced in 2012.

In May 2015, the NTT Group announced "Towards the Next Stage 2.0," which aims to continue on with and strengthen the strategy, and it is now taking steps toward becoming a "Value Partner" that customers continue to select.

Achieved
At least 60% EPS growth*1
End of the fiscal year ended March 31, 2016
Improve capital efficiency
Stock Repurchases
Profit Growth
Expand global business sales
Strengthen domestic network business competitiveness
"Towards the Next Stage"
Announced November 2012

*1	FY 2011 as benchmark
*2

In addition to continuing and strengthening initiatives pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0,” we reviewed the financial targets of its medium-term management strategies to reflect the impact of adopting the straight-line method, effective beginning the fiscal year ending March 31, 2017, as the method for depreciating property, plant and equipment, which previously, as a general rule, had been depreciated by the declining balance method.

EPS
At least
400
yen
End of the fiscal year
ending March 31, 2018
Improve capital
efficiency
Stock
Repurchases
Profit Growth
Expand Global Business
Increase Overseas Profit Generation
Expand overseas
sales
Create overseas
operating profits
Improve Efficiency and Enhance Profitability
of Domestic Network Businesses
Streamline capital
investment
Reduce costs
Expand B2B2X Business
"Towards the Next Stage 2.0*2"
Announced May 2015

Attachments to the Notice of Convocation of the 31st Ordinary General Meeting of Shareholders

Business Report (For the Fiscal Year ended March 31, 2016)

This report describes the status of the corporate group (“NTT Group”) including Nippon Telegraph and Telephone Corporation (“NTT”).

(Regarding the Contents of the Business Report)

●     In this business report, “NTT East,” “NTT West,” “NTT Communications,” and “NTT DOCOMO” refer to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and NTT DOCOMO, INC., respectively.

●    With respect to amounts appearing in this report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded to the nearest whole unit.

●     With respect to underlined terms, a definition of each term is provided in the “Glossary of Terms” (pages 55 - 56).

●     The forward-looking statements, remarks and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in this Business Report.

Business Progress and Results of NTT Group

Business Environment

In the fiscal year ended March 31, 2016, a wide range of changes took place in the information and telecommunications market with the increased spread and market penetration of devices such as smart devices that utilize fixed-line and mobile broadband, and improved convenience in people’s everyday lives and productivity in various industries through the evolution of technologies such as cloud services, IoT, and Big Data. In addition, the role of information and telecommunications is becoming increasingly important, including strengthening security measures against increasingly sophisticated and complex cyberattacks, strengthening natural disaster countermeasures and managing safe and secure social systems. This change can be seen on a global scale.

Business Status

In light of these circumstances, NTT Group formulated and announced its Medium-Term Management Strategy “Towards the Next Stage 2.0,” in May 2015, accelerated its self-transformation as a “Value Partner” and worked to place the entire NTT Group towards a profit growth track.

Status of Initiatives to Expand Global Business and Increase Overseas Profit Generation

We seek to establish and expand our global cloud service as a cornerstone of our business operations, and we strengthened our efforts to accelerate overseas profit generation through the following initiatives.

■	In order to further strengthen our ability to provide full-stack and full-life-cycle services, we pursued M&A and worked to expand our cloud computing platform through establishing data centers.
■

We promoted cross-selling through collaboration among group companies through our global network, cloud migration, and IT outsourcing projects and received orders from leading companies in various industries including manufacturing and finance.

■

We have been resolutely engaged in streamlining and optimizing our services and operations in our global cloud business while implementing thorough cost reduction measures by reducing procurement costs across group companies.

Status of Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

We worked to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for our domestic network businesses.

■	Through our efforts with the “Hikari Collaboration Model” and “+d” to promote collaboration among various businesses, we worked to create high value-added services.
■	In addition to simplifying and streamlining networks, we worked to increase the efficiency of capital investment by increasing the usage of existing facilities and reducing procurement costs.
■	We worked to reduce costs by controlling marketing costs through the development of the “Hikari Collaboration Model” and by increasing business efficiency.

In addition, in order to support the above initiatives, we worked to increase the transparency of information regarding group management, further standardize the group’s accounting principles, and bolster cash management including overseas subsidiaries. Furthermore, project teams were formed to review various topics and initiatives aimed at cost reduction and generating profits.

Status of Initiative to Expand B2B2X Business

The Japanese government has been developing and implementing a variety of policies centered on the 2020 Tokyo Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standard of the next generation.

■

Based on its mission to help resolve the many issues that exist in various regions and help build communities through ICT, NTT Group concluded comprehensive partnership agreements with Fukuoka City and Sapporo City.

■	With the aim of achieving “visual service innovations” and an “evolution of user experience” toward 2020 and beyond, NTT and Panasonic Corporation have agreed to enter a business alliance.
■

In order to contribute to the “vitalization of local economies,” NTT entered into a business alliance with Hitachi, Ltd. to develop services utilizing ICT such as Big Data, and IoT aimed to assist in developing and maintaining a safe, secure, comfortable and efficient urban infrastructure.

(Note) :	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

Status by Segment

(Reference) Group Structure

NTT Group
Operating Revenues
(FY2015 Result)
¥11,541.0
billion
Operating Income
(FY2015 Result)
¥1,348.1
billion
Employees
(Result as of March 31, 2016)
241,448
people
Regional Communications Business
NTT EAST
NTT WEST
Long Distance and International Communications Business
NTT Communications
dimension data
Mobile Communications Business
docomo
Data Communications Business
NTT DATA
Other Business

Composition of Operating Revenues* (FY2015 Results)	Composition of Operating Income* (FY2015 Results)	Composition of Number of Employees (Results as of March 31, 2016)
We provide fixed line communications services centered around "FLET's Hikari" and work to promote B2B2X business by deploying the "Hikari Collaboration Model".	26.0% (¥3,407.9 billion)	19.8% (¥265.0 billion)	27.4% (66,214 people)
For corporate clients, we provide global ICT services to seamlessly support the expansion of business, while for individual customers, we provide more convenient applications and rich content.	17.2% (¥2,250.9 billion)	7.2% (¥96.7 billion)	18.1% (43,758 people)
In addition to providing LTE services and "docomo Hikari," we are promoting collaboration with a variety of vendors to provide new added value.	34.6% (¥4,527.1 billion)	59.0% (¥788.4 billion)	10.8% (26,129 people)
Leveraging our advanced technologies and our customer relationships both inside and outside Japan, we expand our businesses such as system integration and network system services.	12.3% (¥1,616.8 billion)	8.4% (¥112.7 billion)	33.4% (80,526 people)
We provide services related mainly to real estate, finance, construction/electric power and system development.	9.9% (¥1,294.5 billion)	5.6% (¥74.0 billion)	10.3% (24,821 people)

* Percentage of simple sum of each segment (including intersegment transactions)

Overview

In the Regional Communications Business Segment, we worked to develop our B2B2X business through the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access infrastructure services to various service providers.

¡ Details of  Main Initiatives

■

With regard to the “Hikari Collaboration Model,” the number of service providers providing wholesale service was around 350 companies at the end of the fiscal year ended March 31, 2016, as we promoted collaborative projects with not only mobile network operators and ISPs but also business operators in diverse industries including the energy industry, real estate industry, and security industry. In the cable television industry, new use cases were born, including the adoption of the “Hikari Collaboration Model” in the conversion of all service areas to fiber optics. As a result of these initiatives, the number of fiber-optic access service subscriptions using this model was 4.69 million.

■

With the development of the “Hikari Collaboration Model,” we achieved a large-scale reduction in marketing costs. Furthermore, by simplifying and streamlining networks and further increasing the usage of existing facilities, we worked to make capital investment more efficient.

■

As companies and local governments are proactively promoting the use of Wi-Fi as a powerful information service tool, in various regions, we implemented an initiative to improve convenience for the increasing number of visitors to Japan by expanding the coverage area of Wi-Fi. The number of Wi-Fi area owners reached 393, marking a large increase from the previous fiscal year.

(Reference) Status of Provision of Major Services

Number of Subscriptions for Major Services

“FLET’S Hikari”:	19.26 million subscriptions (an increase of 0.54 million subscriptions from the previous fiscal year)

(Included in the above) “Hikari Collaboration Model”:

4.69 million subscriptions (an increase of 4.42 million subscriptions from the previous fiscal year)

“Hikari Denwa”:	17.37 million channels (an increase of 0.27 million channels from the previous fiscal year)

“FLET’S TV”:	1.43 million subscriptions (an increase of 0.09 million subscriptions from the previous fiscal year)

Note:

The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include the number of subscriptions for wholesale services provided to service providers through the use of the “Hikari Collaboration Model” by NTT East and NTT West.

Overview

In the Long Distance and International Communications Business Segment, in addition to expanding our cloud computing platforms and enhancing our provision of seamless ICT solutions combining network and security, etc., we worked to enhance our service provision in growth areas such as cloud services and IT outsourcing.

¡ Details of Main Initiatives

■

In order to strengthen our ability to meet the demand for cloud services and data centers in various global regions, we began providing services at new data centers, that achieve high reliability through redundancy of electric power facilities and telecommunications equipment as well as enhanced security, in Sacramento in North America, Vienna in Europe, and Hong Kong, Mumbai, and Bangkok in Asia. Furthermore, we acquired one of the largest data center providers in Indonesia, PT. Cyber CSF (headquartered in Jakarta). As a result of efforts to proactively expand cloud computing platforms, NTT Group’s data centers were ranked as top class in the world in terms of both total floor area and potential server installation floor area according to a report by U.S. TeleGeography (published in October 2015).

■	Toward our goal of business expansion in growth fields such as cloud services and IT outsourcing, we strengthened our operational structure by securing personnel in various regions.

(Reference) Status of Provision of Major Services

Number of Subscriptions for Major Services, etc.
Number of customers for Cloud Services:
8,300 customers (an increase of 1,000 customers from the previous fiscal year)
Hikari TV: 3.05 million subscriptions (an increase of 0.04 million subscriptions from the previous fiscal year)

Overview

In the Mobile Communications Business Segment, we have worked toward the promotion of sales of the new billing plan, “Kake-hodai & Pake-aeru,” and “docomo Hikari,” promoting collaboration with various businesses partners and providing new value-added services to enhance profitability in the smart life area.

¡ Details of  Main Initiatives

■

In addition to promoting the sales of its “Kake-hodai & Pake-aeru”, as a new billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, we newly launched the “Kake-hodai Light Plan” in September 2015, and the “Share pack 5” in March 2016. As a result, the number of subscriptions to “Kake-hodai & Pake-aeru,” reached 29.70 million.

¢

By utilizing the “Hikari Collaboration Model” from the Regional Communications Business Segment, we promoted the sales of the “docomo Hikari Pack,” which bundles fiber-optic access infrastructure services, internet access service, and mobile service. As a result, the number of subscriptions to “docomo Hikari” reached 1.57 million.

■

In order to strengthen profitability in the Smart Life area, in addition to content services, finance and settlement services, we pursued the “+d” initiative, which was aimed at creating new added value through collaboration with various business partners. Specifically, in addition to commencing testing of a revolutionary rice-planting management system in Niigata City, we began offering “d POINTs,” our new loyalty point program that can be used at convenience stores and fast food restaurants, etc.

Overview

In the Data Communications Business Segment, we responded to the acceleration of our customers’ expansion in the global market and the diversification and increased sophistication of their needs by working to expand our business in the global market and to expand and reliably provide a range of IT services, such as system integration, that are responsive to the changes in the market.

¡ Details of Main Initiatives

■

To strengthen consulting services to the global financial services industry, we acquired Carlisle & Gallagher Consulting Group, Inc. (headquartered in the U.S.), a leading US provider of financial IT consulting and system deployment. To increase our presence through the acquisition of a North America-focused operating base and to enhance cloud services and BPO services using cutting-edge technology, we reached an agreement with Dell Inc. to acquire the Dell Services Division, a leading provider of digital solutions services tailored to the healthcare industry.

■

We participated in the development of a digital archive management of rare collections including the Spanish Royal Family library, which is managed by Patrimonio Nacional, a state institution responsible for preserving the assets of the Spanish Crown.

■

We started providing IoT platforms that collect and distribute the information of various “things” including electronic devices such as sensors and plants, and we promoted the development of IoT services for monitoring services for supply and waste water utility operators.

Overview

In the Other Business Segment, we mainly provided services related to the real estate business, finance business, construction and electric power business, and system development business.

¡ Real Estate Business

¢

We pursued our real estate leasing operations centered on office buildings and commercial facilities and our condominium operations principally through the “Wellith” brand. Furthermore, we utilized our know-how developed in these operations to pursue global and real estate fund businesses.

¡ Finance Business

¢

We provided financial services such as leasing, installation payment, and other finance areas concentrating on information-related equipment, billing and collection services for telecommunication service bills, and credit card transaction settlement services.

¡ Construction and Electric Power Business

¢	By combining and utilizing our technology in “ICT, energy, and construction” to the fullest extent, we designed and built large-scale solar power generation systems and data centers.

¡ System Development Business

¢	To provide optimized, high-quality ICT services, we worked to develop network operation systems and application services.

Status of Fundamental Research & Development

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0,” we promoted various initiatives including cutting-edge research with a view towards the future. Furthermore, in order to commercialize the results of development, we developed business plans tailored to market trends based on our System for Commercializing R & D Results and worked to promote development for practical use.

Core Technological Development to Place the Entire Group on a Profit Growth Track

¢

In order to counter new and increasingly sophisticated cyberattacks, we pursued research and development in security orchestration technology using virtualization technologies to automatically detect attacks on a network, take appropriate countermeasures and automatically restore the network itself.

¢	We pursued the development of edge computing technology which places servers on the periphery of the network and facilitates the real-time capability and reduced terminal loads required by IoT.
¢

We developed “R-env:™,” a cloud-responsive interaction control technology which easily allows the flexible combination of robots and other IoT devices with applications and facilitates the development of new services, pursuing open innovation activities such as hackathons.

¢

With respect to AI, where there is a growing interest in recent years as a prime driver of social revolution, we promoted the development of “corevo™,” which is a collective term for the technology that aims “to compensate for and draw out human being’s capabilities.”

Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

¢

To realize the “NetroSphere concept,” which makes it possible to create a variety of services by modularizing network functions and flexibly assembling these modules, we pursued joint research with various ICT vendors and providers and built a testing environment to conduct technological evaluation.

¢	In order to reduce inspection costs and improve the safety of our iron covers of 680,000 manholes in Japan, we supported the introduction and commercialization of technology that utilizes images taken by digital cameras to estimate the levels of unevenness and degrees of deterioration.

¢

To reduce cases where optical fiber cables cannot be used because of aesthetic issues, we have developed a “transparent optical fiber,” which is thin and transparent like a fishing line, to help blend in with various wall surfaces and prevent it from standing out.

Promoting the Creation of New Value through Collaboration

¢

We collaborated with Panasonic Corporation with the aim of creating a service that allows intuitive operations where information is displayed simply by swiping a simple portable device, which is equipped with a transparent type display.

¢	In collaboration with Toyota Motor Corporation and Preferred Networks, Inc., we demonstrated the “crashless car” concept using edge computing and deep learning technology.

¢	We contributed to the development of the “Study

Panel for Inter-Industry Human Resources Development on Cyber Security” which has more than 40 companies as members primarily from the key areas of the infrastructure industry, by defining the type of personnel needed in the industry and identifying discussion points.

¢	We began a joint research project with Mitsubishi Heavy Industries, Ltd. relating to cyber security technology for Application in Critical Infrastructure Control Systems.

Research and Development in Technologies that Enable Highly Immersive New Experiences

¢

We successfully provided real-time broadcasting on a specifically identified individual through simulated 3D that utilizes “Kirari!” technology, which provides ultra-high-presence “as if you were there” experiences.

¢

We developed the “Visual Explorer” technology that enables users to download relevant information by simply holding up their smartphone and tested it at Haneda Airport. We allowed visitors to the “NTT R&D Forum 2016” to experience the “Visual Explorer” and the “Real-time Crowded Map” application, which offers a visual image of the state of congestion in public facilities.

¢

We developed composition and display technology that can be applied in sports training by providing highly realistic views using a head-mounted display. This technology virtually recreates difficult-to-capture images such as the view from an athlete’s eyes during a game.

Promoting Cutting-edge Research

¢	We were recognized as number one worldwide in recognition precision in an international technological evaluation of mobile voice recognition technology in noisy public areas such as an urban district.

¢	Aiming to realize AI that interprets mental indicators and physical actions that humans are not aware of as data to offer “comfortable circumstances for humans,” we developed technology that reads subliminal mental fluctuations in humans from eye movement.

¢	In order to deliver a simple and highly efficient quantum cryptography system, we developed technology that makes it unnecessary to install an error rate monitor between the sender and receiver.

Status of Initiatives to Promote Corporate Social Responsibility (CSR)

In order to contribute to society and to promote growth of its business, we have been revising our “NTT Group CSR Charter” and “NTT Group Priority Activities.” Furthermore, in order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and engaged in proactive information disclosure.

Enrich Social Communication

¢

In order to provide an ICT environment and services that anyone can use easily, we began providing a text entry application, “Move & Flick,” with the aim of promoting the use of smartphones by individuals with visual disabilities. The application allows smartphones to be used without being mindful of the starting position for text entry.

Protect the Global Environment

¢

Through the “Total Power Revolution (TPR) movement,” which is aimed at promoting the reduction of electrical power consumption, etc., we worked to reduce the CO2 emissions generated by our own business activities. Furthermore, by expanding the service area of cycle sharing utilizing ICT and building solar power generation system, we worked to reduce the environmental impact of society as a whole.

Ensure Reliable Communications

¢

In order to secure high levels of stability and reliability as key infrastructure, we implemented group-wide disaster drills and entered into agreements, such as ones with the Japan Post Group and the Petroleum Association of Japan, to enable cooperation when natural disasters occur and information sharing in normal circumstances.

Furthermore, in order to counter increasingly diverse and large-scale cyberattacks, while conducting exercises, we developed more sophisticated security policies through countermeasures against targeted attacks and vulnerable areas, and promoted various initiatives in human resources development using various educational methods.

Unite the Energies of Team NTT

¢	We worked to create awareness among employees on sexual minorities such as LGBT persons and persons with disabilities, promoting the creation of a work environment that ensures a broad range of personnel can demonstrate their talents, and holding diversity workshops.

In light of the foregoing and other similar endeavors, NTT Group was selected as one of the Asia-Pacific Region index companies of the Dow Jones Sustainability Index (DJSI), a global index for socially responsible investing, for the second consecutive year.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2016 were 11,541.0 billion yen (an increase of 4.0% from the previous fiscal year) and consolidated operating expenses were 10,192.8 billion yen (an increase of 1.8% from the previous fiscal year). As a result, consolidated operating income was 1,348.1 billion yen (an increase of 24.3% from the previous fiscal year), consolidated income before income taxes was 1,329.3 billion yen (an increase of 24.6% from the previous fiscal year), and consolidated net income attributable to NTT was 737.7 billion yen (an increase of 42.4% from the previous fiscal year).

Issues Facing the Corporate Group

Future Outlook of the Business Environment

In the information and telecommunications market, in addition to the further use of cloud services, IoT, and Big Data, the development of new technologies such as the evolution of AI is also expected. Furthermore, with the entrance of new players, market competition that surpasses existing business sector boundaries is expected to further intensify, and collaborative coordination and cooperation among businesses working to create new added value should also progress. From these changes, the required role of information and telecommunications should both expand and become more important.

Business Developments Pursuant to the Medium-Term Management Strategy

In line with its Medium-Term Management Strategy “Towards the Next Stage 2.0,” NTT Group will continue to work to reform its business structure.

Initiatives to Expand Global Business and Increase Overseas Profit Generation

To realize solid sales growth in our overseas business, we will work to further enhance our global business promotion system as well as our services and products. Furthermore, by expanding our global accounts and promoting up-selling and cross-selling, we will work to enhance our sales and marketing. Additionally, we will work to maximize cost efficiency and strengthen group governance and risk management.

Initiatives to Improve Efficiency and Enhanced Profitability of Domestic Network Business

In the highly competitive domestic fixed-line communications market and mobile communications market, we are making efforts toward profit generation through increased efficiency in capital investment and cost reductions.

Specifically, in relation to the increased efficiency in capital investment, we will work to make networks simplified and streamlined, to utilize the results of research and development including software control technology, to further increase the usage efficiency of existing facilities, and to unify specifications of procured goods and narrow down model types in order to cut procurement costs.

Additionally, we will work to make our IT systems more efficient through the use of the latest technology, including virtualization as well as shared platforms.

With regard to cost reductions, we will continue to reduce marketing costs through the development of the “Hikari Collaboration Model” and to strengthen our efforts. We will boost the competitiveness of our products and services and improve our user service through cost reductions, while simultaneously working to establish simple, efficient business operations based on our transition to the B2B2X model and other initiatives.

Initiatives to Expand B2B2X Business

We are currently supporting the communications services field as a Gold Partner (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games promoted through a public-private partnership, and we will see “Vitalization of Local Economies” as a great opportunity to utilize our collective strength and organically use our national-scale fixed-line and mobile broadband networks, as well as our technology, know-how, and assets in the information systems field. In particular, through collaborations with businesses in other fields and local governments, we will promote the transition to the B2B2X model and work to create high value-added services. Through the above efforts, we create services that will be inherited as the standard of the next generation and connect to sustained growth in our domestic business.

In addition to continuing and strengthening initiatives pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0,” we reviewed the financial targets of our medium-term management strategies to reflect the impact of adopting the straight-line method, effective beginning the fiscal year ending March 31, 2017, as the method for depreciating property, plant and equipment, which previously, as a general rule, had been depreciated by the declining balance method.

Through these efforts, while focusing mainly on profit growth, by continuing to increase our capital efficiency through stock repurchases, we aim to grow our EPS (Earnings Per Share) to 400 yen or more by the fiscal year ending March 31, 2018.

Review of financial targets of Medium-Term Management Strategy “Towards the Next Stage 2.0”

Category	Financial Target for fiscal year ending March 31, 2018

EPS growth (Net income per share)	At least ¥350 g At least ¥400

Overseas sales/Overseas operating income	$22 billion/$1.5 billion

Streamlining capital investment (domestic network business) [compared against the fiscal year ended March 31, 2015]	At least ¥200.0 billion decrease

Cost reductions (fixed-line/mobile access-related) [compared against the fiscal year ended March 31, 2015]	At least ¥600.0 billion decrease g At least ¥800.0 billion decrease

(Notes)	1.	Overseas operating income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.
	2.	Streamlining capital investment (domestic network business) excludes NTT Communications’ data centers and certain other assets.
	3.	Cost reductions (fixed-line/mobile access-related) excludes the impact of the change of depreciation method for property, plant and equipment.
	4.	The financial targets for overseas sales, overseas operating income and streamlining capital investment (domestic network business) have not been revised.

Promotion of Fundamental Research & Development

We will develop the core technologies required for the achievement of our Medium-Term Management Strategy, including cloud, security, AI, and IoT, and in order to contribute to the acceleration of profit creation, we will also develop technology to create common parts for network equipment and reduce the time required for network building, maintenance, and operations, contributing to cost reductions. Simultaneously, through the promotion of collaboration with other companies toward the creation of new value, we will consistently transform output of research and development into new businesses and proactively expand both in Japan and abroad.

Promotion of Corporate Social Responsibility (CSR)

In order to help resolve the many social issues that exist both in and outside Japan, we will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter,” and will also work to increase management transparency by further enhancing the content of, for example, our Annual Report and Sustainability Report, and by promoting information disclosure.

With respect to environmental issues, which are a global concern, we will contribute to reducing the environmental burden on society as a whole through the utilization of ICT services and the services and technology provided by NTT Group, and work to reduce the environmental burden across all of our business activities. At the same time, we will promote initiatives, such as those for environmental protection, that engage the cooperation of all stakeholders, such as NTT Group employees, business partners and local communities.

Furthermore, to secure high levels of stability and reliability in our communications services, we will work to provide even safer and more secure services through the implementation of disaster drills based on our collaborative framework with external agencies. In addition, in order to counter increasingly diverse and large-scale cyber-attacks, we are promoting the introduction of research and development results as well as strengthening training efforts to produce cybersecurity experts that possess more advanced skills.

Additionally, we respect and utilize personnel with diverse values and individuality, creating a work environment that ensures a broad range of personnel can demonstrate their talents, irrespective of gender, age, race, nationality, disability status, sexual orientation, or gender identity.

Capital Investment of NTT Group

NTT Group made a total of ¥1,687.2 billion of capital investments (a decrease of 7.2% from the previous fiscal year), focused on responding to customer demands for various services such as “FLET’S Hikari (including the Hikari Collaboration Model)” and LTE (“Xi”) service, among others.

Category	Capital Investment (billions of yen)
Regional Communications Business	622.1
Long Distance and International Communications Business	227.6
Mobile Communications Business	595.2
Data Communications Business	134.0
Other Business	108.3

External Financing of NTT Group

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of ¥398.3 billion.

The details of the long term funding are as follows:

Category	Amount (billions of yen)
Corporate Bonds	6.1
Long-term borrowings	392.2
Total	398.3

NTT raised ¥93.9 billion from long-term funding to be used by NTT for the purpose of making loans to NTT Communications for their business funds and by NTT as funds for stock repurchases, and raised ¥50.0 billion as long-term borrowings from subsidiaries.

Main Lenders and Outstanding Borrowings of NTT Group

Lender	Outstanding Borrowings
(billions of yen)

Mizuho Bank, Ltd.	546.2

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	323.8

Sumitomo Mitsui Banking Corporation	237.5

Mitsubishi UFJ Trust and Banking Corporation	132.6

Nippon Life Insurance Company	127.0

Meiji Yasuda Life Insurance Company	105.0

Sumitomo Mitsui Trust Bank, Limited	91.7

Shinkin Central Bank	68.5

The Nishi-Nippon City Bank, Ltd.	66.5

Sumitomo Life Insurance Company	44.0

Material Subsidiaries

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	¥335,000 million	100.00	Intra-prefectural communications services in the eastern part of Japan
Nippon Telegraph and Telephone West Corporation	¥312,000 million	100.00	Intra-prefectural communications services in the western part of Japan
NTT Communications Corporation	¥211,763 million	100.00	Inter-prefectural communications services, International communications services and Internet-related services
NTT DATA CORPORATION	¥142,520 million	54.19 (0.02)	Data communications systems services and Network system services
NTT DOCOMO, INC.	¥949,679 million	65.66 (0.01)	Mobile telephone services
Spectrum Holdings Inc.	US$4,101.93 million	0 (100.00)	Overall management of European and United States subsidiaries of Dimension Data Holdings plc
NTT America, Inc.	US$1,893.02 million	0 (100.00)	Provision of Arcstar services in North America
NTT Data International L.L.C.	US$1,649.67 million	0 (100.00)	Overall management of North American subsidiaries of NTT DATA CORPORATION
NTT DATA, Inc.	US$1,356.41 million	0 (100.00)	Consulting, system design and development
Dimension Data (U.S.) II, Inc.	US$822.86 million	0 (100.00)	Investment activities in the Americas
Dimension Data Commerce Centre Limited	US$782.67 million	0 (100.00)	Communications equipment sales in the Americas
Virtela Technology Services Incorporated	US$513.53 million	0 (100.00)	Provision of network services

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Dimension Data (U.S.) Inc.	US$480.24 million	0 (100.00)	Overall management of American subsidiaries of Dimension Data Holdings plc
NTT DATA EMEA LTD.	€408.12 million	0 (100.00)	Overall management of European subsidiaries of NTT DATA
Lux e-shelter 1 S.a.r.l.	€403.20 million	0 (86.70)	Holding company of e-shelter Group
NTT URBAN DEVELOPMENT CORPORATION	¥48,760 million	67.30	Real estate acquisition, construction, management, and leasing
RW Holdco Inc.	US$420.44 million	0 (100.00)	Holding company of RagingWire Data Centers, Inc.
RagingWire Data Centers, Inc.	US$420.41 million	0 (100.00)	Provision of data center services in North America
DOCOMO Digital GmbH	€350.12 million	0 (100.00)	Holding company of net mobile AG and Buongiorno S.p.A.
Dimension Data Holdings plc	US$388.52 million	100.00	Overall management of Dimension Data group
Dimension Data North America, Inc.	US$375.56 million	0 (100.00)	Building ICT system infrastructure and provision of maintenance support
NTT DATA EUROPE GmbH & CO. KG	€308.05 million	0 (100.00)	Overall management of NTT DATA CORPORATION’s overseas subsidiaries which provide SAP services
RW Midco Inc.	US$346.97 million	0 (80.05)	Holding company of RW Holdco, Inc.
Solutionary, Inc.	US$239.32 million	100.00	Provision of managed security services
NTT EUROPE LTD.	GB£153.83 million	0 (100.00)	Provision of Arcstar services in Europe

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
mmbi, Inc.	¥24,890 million	0 (100.00)	Provision of basic broadcasting business stipulated by the Broadcast Act and related services
Carlisle & Gallagher Consulting Group, Inc.	US$205.17 million	0 (100.00)	Consulting as well as system design and development
Arkadin International SAS	€165.93 million	0 (92.68)	Provision of teleconference, Web conference and video conference services
NTT COMWARE CORPORATION	¥20,000 million	100.00	Development, production, operation and maintenance of information communications systems and software
NTT AUSTRALIA PTY. LTD.	A$218.73 million	0 (100.00)	Provision of Arcstar services in Australia
Lux e-shelter 3 S.a.r.l.	€147.62 million	0 (100.00)	Headquarters of the operational functions within the e-shelter Group
e-shelter Services Holding GmbH	€143.00 million	0 (100.00)	Headquarters of the datacenter business in Germany
DOCOMO Guam Holdings, Inc.	US$161.27 million	0 (100.00)	Holding company of DOCOMO PACIFIC, INC.
Dimension Data Australia Pty Limited	A$209.65 million	0 (100.00)	Building ICT system infrastructure and provision of maintenance support
NTT FINANCE CORPORATION	¥16,770 million	92.17 (7.83)	Lease and installment sales of telecommunications related devices, and billing and collection of charges for communications and other services
NTT Communications Deutschland AG	€124.24 million	100.00	Holding company of NTT Com Security AG
NTT DATA ASIA PACIFIC PTE. LTD.	SG$184.76 million	0 (100.00)	Overall management of NTT DATA CORPORATION’s Asia-Pacific subsidiaries
Dimension Data Cloud Solutions Australia Pty Ltd	A$175.64 million	0 (100.00)	Provision of cloud solutions

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

e-shelter Properties Holding S.a.r.l.	€118.44 million	0 (100.00)	Headquarters of the datacenter business in Australia

GYRON INTERNET LIMITED	GB£93.00 million	0 (100.00)	Provision of data center related services in the UK

NTT DATA Enterprise Services Holding, Inc.	US$130.09 million	0 (100.00)	Consulting as well as system design and development

Downtown Properties Owner, LLC	US$123.76 million	0 (100.00)	Real estate acquisition, operations, and management

UD EUROPE LIMITED	GB£81.80 million	0 (100.00)	Investment in and management of real estate in the UK

DOCOMO Innovations, Inc.	US$110.38 million	0 (100.00)	Discovery of and investment in venture companies that possess advanced technologies that can be used with mobile communications services or other innovative technologies

NTT FACILITIES, INC.	¥12,400 million	100.00	Design, management, and maintenance of buildings, equipment, and electric power facilities

Dimension Data International Limited	US$109.62 million	0 (100.00)	Holding company of Dimension Data Holdings Nederland B.V.

NTT Plala Inc.	¥12,321 million	0 (95.39)	Provision of Internet connection and video distribution services

NETMAGIC SOLUTIONS PRIVATE LIMITED	INR7,210.92 million	0 (81.63)	Provision of data center and related services in India

NTT DATA Deutschland GmbH	€94.65 million	0 (100.00)	Consulting as well as system design and development

DOCOMO Systems, Inc.	¥11,382 million	0 (100.00)	System design and development

net mobile AG	€88.66 million	0 (95.79)	Provision of mobile contents and fee-based platforms to carriers

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Buongiorno S.p.A.	€83.05 million	0 (100.00)	Provision of mobile contents and fee-based platforms to B-to-C carriers
Dimension Data Holdings Nederland B.V.	€80.93 million	0 (100.00)	Investment activities in Europe
NETMAGIC IT SERVICES PRIVATE LIMITED	INR5,545.00 million	0 (100.00)	Provision of IT outsourcing and managed services in India
EVERIS PARTICIPACIONES, S.L.U.	€72.99 million	0 (100.00)	Consulting, system design and development

Notes:

1. The equity ownership percentages are calculated exclusive of the treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries. Capitalization of overseas subsidiaries includes Additional Paid-In Capital (APIC).

2. NTT has 907 consolidated subsidiaries including important subsidiaries listed above, and 122 equity method affiliates.
3. DOCOMO Digital GmbH changed its trade name from DOCOMO Deutschland GmbH on October 15, 2015.

4. The capitalization of NTT America, Inc., NTT Data International L.L.C., NTT DATA, Inc., Virtela Technology Services Incorporated, NTT DATA EMEA LTD., DOCOMO Digital GmbH, Solutionary, Inc. and NTT DATA ASIA PACIFIC PTE. LTD. increased while the capitalization of Dimension Data Commerce Centre Limited, Arkadin International SAS and NTT DATA Deutschland GmbH decreased.

5. NTT’s equity ownership in NTT DOCOMO, INC. decreased from 66.65% to 65.66%.

6. NTT’s equity ownership in mmbi, Inc. increased from 60.45% to 100.00% and equity ownership in Arkadin International SAS increased from 92.09% to 92.68% and equity ownership in net mobile AG increased from 87.36% to 95.79%

7. Lux e-shelter 1 S.a.r.l., Carlisle & Gallagher Consulting Group, Inc., Lux e-shelter 3 S.a.r.l., e-shelter Services Holding GmbH, Dimension Data Australia Pty Limited, NTT Communications Deutschland AG, Dimension Data Cloud Solutions Australia Pty Ltd, e-shelter Properties Holding S.a.r.l., Downtown Properties Owner, LLC, DOCOMO Innovations, Inc. and Buongiorno S.p.A. are newly shown as material subsidiaries.

8. Of the subsidiaries considered material last year, Verio Inc. is not on the list this fiscal year as it was merged into NTT America, Inc., and DOCOMO interTouch Pte. Ltd. is not on the list because it was sold.

9. Status of specific wholly owned subsidiaries as of March 31, 2016 is as follows:

Name	Address	Total book value (million)	Total assets of NTT (million)
Nippon Telegraph and Telephone East Corporation	19-2, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo	¥2,014,365	¥7,052,062
Nippon Telegraph and Telephone West Corporation	3-15, Banba-cho, Chuo-ku, Osaka-shi, Osaka	¥1,875,124

Matters Regarding Shares

Total number of shares authorized to be issued by NTT

                                             6,192,920,900 shares

Total number of shares issued and outstanding

                                             2,096,394,470 shares (treasury stock: 255,269 shares)

Notes:	1.	NTT implemented a 2-for-1 stock split of its common stock with an effective date of July 1, 2015.
2.

The total number of shares issued and outstanding has been decreased by 177,000,000 shares (reflecting for the stock split) in comparison with March 31, 2015 as a result of a cancellation of shares of treasury stock with an effective date of November 13, 2015.

Number of shareholders as of the end of the fiscal year ended March 31, 2016

                                             892,652 shareholders

(Reference) Breakdown of Shares by Shareholder

The number of shares is rounded down to the nearest thousand. The figures in parentheses represent percentage of total shares owned for each category of shareholder.

Notes:	1.	The percentages represent the ratio of shareholders’ shares to the total number of issued shares excluding fractional shares (2,709,570 shares).
	2.	“Other Corporations” above includes 29,000 shares in the name of Japan Securities Depository Center.
	3.	There are 186,570 holders who hold only fractional shares.

Principal Shareholders

Shareholders	Number of Shares Held (thousands)	Equity Ownership (%)
The Minister of Finance	738,123	35.21
Japan Trustee Services Bank, Ltd. (Trust Account)	88,426	4.22
The Master Trust Bank of Japan, Ltd. (Trust Account)	63,112	3.01
Moxley & Co. LLC	30,822	1.47
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,823	1.28
State Street Bank and Trust Company	22,766	1.09
JPMorgan Chase Bank 385632	19,064	0.91
State Street Bank and Trust Company 505202	18,735	0.89
State Street Bank and Trust Company 505225	15,791	0.75
Japan Trustee Services Bank, Ltd. (Trust Account 1)	15,641	0.75

Notes:	1.	Number of Shares Held is rounded down to the nearest thousand.
	2.	Equity ownership percentages do not include treasury stock.

Matters Regarding Corporate Officers

Status of Members of the Board and Audit & Supervisory Board Members

Position	Name	Responsibilities	Description of Principal Concurrent Positions
Chairman of the Board	Satoshi Miura
President and Chief Executive Officer Representative Member of the Board	Hiroo Unoura
Senior Executive Vice President Representative Member of the Board	Hiromichi Shinohara	Chief Technology Officer Chief Information Security Officer In charge of technical strategy and international standardization Head of Research and Development Planning
Senior Executive Vice President Representative Member of the Board	Jun Sawada	Chief Financial Officer Chief Compliance Officer Chief Information Officer In charge of business strategy and risk management
Executive Vice President Member of the Board	Mitsuyoshi Kobayashi	Head of Technology Planning	Member of the Board of NTT COMWARE CORPORATION
Executive Vice President Member of the Board	Akira Shimada	Head of General Affairs	Member of the Board of Nippon Telegraph and Telephone West Corporation
Senior Vice President Member of the Board	Hiroshi Tsujigami	Head of Corporate Strategy Planning	Senior Vice President of Nippon Telegraph and Telephone East Corporation
Senior Vice President Member of the Board	Tsunehisa Okuno	Head of Global Business	Senior Vice President of Dimension Data Holdings plc
Senior Vice President Member of the Board	Hiroki Kuriyama	Head of Strategic Business Development In charge of 2020 Project
Senior Vice President Member of the Board	Takashi Hiroi	Head of Finance and Accounting
Member of the Board	Katsuhiko Shirai		Chairperson of the Foundation for the Open University of Japan Member of the Board of Japan Display, Inc.
Member of the Board	Sadayuki Sakakibara		Chief Senior Advisor and Chief Senior Counselor of Toray Industries, Inc. Director of Hitachi, Ltd. Chairman of the Japan Business Federation (Keidanren)
Full-time Audit & Supervisory Board Member	Kiyoshi Kosaka
Full-time Audit & Supervisory Board Member	Akiko Ide
Audit & Supervisory Board Member	Michiko Tomonaga		Certified Public Accountant Corporate Auditor of Keikyu Corporation Director of Japan Exchange Group, Inc.
Audit & Supervisory Board Member	Seiichi Ochiai		Lawyer Director of Meiji Yasuda Life Insurance Company Corporate Auditor of Ube Industries, Ltd.
Audit & Supervisory Board Member	Takashi Iida		Lawyer Corporate Auditor of Shimadzu Corporation Director of Alps Electric Co., Ltd.

Notes:

1.  The members of the board and audit & supervisory board members who were newly elected and assumed office at the 30th Ordinary General Meeting of Shareholders convened on June 26, 2015 are listed in the following table.

	Name	Position	Responsibilities
	Takashi Hiroi	Senior Vice President Member of the Board	Head of Finance and Accounting
2. Changes in Members of the Board’s positions and responsibilities in the fiscal year under review are as described in the following table.
	Name	After change	Before change	Date of change
	Akira Shimada	Executive Vice President Head of General Affairs Member of the Board	Senior Vice President Head of General Affairs Member of the Board	June 26, 2015
3. Changes in principal concurrent positions of members of the board and audit & supervisory board members in the fiscal year under review are as described in the following table.

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position	Remarks
Member of the Board	Takashi Hiroi	Internet Initiative Japan Inc.	Director	Resigned on June 26, 2015
	Sadayuki Sakakibara	Toray Industries, Inc.	Chairman of the Board of Directors	Resigned on June 24, 2015
			Chief Senior Advisor and Chief Senior Counselor	Appointed on June 24, 2015
Audit & Supervisory Board Members	Michiko Tomonaga	The Corporation for Revitalizing Earthquake-Affected Business	Corporate Auditor	Resigned on June 29, 2015
	Takashi Iida	JAFCO Co., Ltd.	Corporate Auditor	Resigned on June 16, 2015

4. Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are outside members of the board as defined in Article 2, paragraph 15 of the Companies Act.

Also, based on the listing rules of the Tokyo Stock Exchange, NTT has designated Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as Outside Independent Members of the Board and filed the information related thereto with the Tokyo Stock Exchange.

5.  Of the Audit & Supervisory Board Members, Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida are outside audit & supervisory board members as defined in Article 2, paragraph 16 of the Companies Act. Also, based on the listing rules of the Tokyo Stock Exchange, NTT has designated Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida as Outside Independent Audit & Supervisory Board Members and filed the information related thereto with the Tokyo Stock Exchange.

6. Audit & Supervisory Board Member Ms. Michiko Tomonaga is a certified public accountant who has extensive knowledge of finance and accounting matters.

Agreements Limiting Liability

NTT has concluded agreements with outside members of the board and audit & supervisory board members to limit their personal liability as provided in Article 423(1) of the Companies Act and in accordance with Article 427(1) of that act. The limitation of liability is the lowest amount permitted by Article 425(1) of the Companies Act.

Policies Concerning, and Total Compensation of Members of the Board and Audit & Supervisory Board Members

Policies

With regard to matters concerning the compensation of members of the board, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Committee, comprised of four members of the board, including two outside members of the board. Compensation matters are decided by the Board of Directors after deliberation by this committee.

Compensation of members of the board (excluding outside members of the board) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each member of the board’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, members of the board are required to make contributions with more than a certain amount of monthly remuneration for the purchase of NTT shares through the Board Members Shareholding Association, to encourage a medium-term perspective. Purchased shares are owned by the members of the board during their terms of office.

In order to maintain a high level of independence, compensation of outside members of the board consists of a base salary only, and is not linked to NTT’s business results.

Compensation of audit & supervisory board members is determined by resolution of the Audit & Supervisory Board and consists of a base salary only, for the same reasons as those cited above with respect to outside members of the board.

Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2016

Position	Number of Persons	Total Compensation (Millions of yen)
Members of the Board	12	521
Audit & Supervisory Board Members	5	110
Total	17	632

Notes:	1.

Maximum limits on total annual compensation of members of the board and audit & supervisory board members were set at ¥750 million for members of the board and ¥200 million for audit & supervisory board members at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.

	2.	Total compensation of members of the board includes ¥93 million in bonuses for the current fiscal year.
	3.	In addition to the above, an aggregate of ¥13 million is to be paid to members of the board who are also employees as bonuses for their service as employees.

Outside Members of the Board and Audit & Supervisory Board Members

Principal Concurrent Positions of Outside Members of the Board and Audit & Supervisory Board Members

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position
Outside Members of the Board	Katsuhiko Shirai	The Foundation for the Open University of Japan Japan Display, Inc.	Chairperson Outside Director
	Sadayuki Sakakibara	Toray Industries, Inc. Hitachi, Ltd. Japan Business Federation (Keidanren)	Chief Senior Advisor and Chief Senior Counselor Outside Director Chairman
Outside Audit & Supervisory Board Members	Michiko Tomonaga	Keikyu Corporation Japan Exchange Group, Inc.	Outside Corporate Auditor Outside Director
	Seiichi Ochiai	Meiji Yasuda Life Insurance Company Ube Industries, Ltd.	Outside Director Outside Corporate Auditor
	Takashi Iida	Shimadzu Corporation Alps Electric Co., Ltd.	Outside Corporate Auditor Outside Director

Note:	There is no special relationship between NTT Group and the companies where outside members of the board and audit & supervisory board members hold concurrent positions.

Principal Activities of Outside Members of the Board and Audit & Supervisory Board Members

Attendance at Board of Directors Meetings and Audit & Supervisory Board Meetings

Position	Name	Board of Directors Meetings		Audit & Supervisory Board Meetings
		Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Members of the Board	Katsuhiko Shirai	12/12	100%	–	–
	Sadayuki Sakakibara	12/12	100%	–	–
Outside Audit & Supervisory Board Members	Michiko Tomonaga	11/12	92%	24/25	96%
	Seiichi Ochiai	11/12	92%	24/25	96%
	Takashi Iida	12/12	100%	25/25	100%

Statements made at Board of Directors and Audit & Supervisory Board Meetings

Board Member Katsuhiko Shirai provides advice from the perspective of a well-experienced chief of management and operations at an academic institution primarily on business strategies of NTT Group companies, global strategies, and research and development.

Board Member Sadayuki Sakakibara provides advice from the perspective of a well-experienced business manager primarily business strategies of NTT Group companies, investment and business operation plans.

Audit & Supervisory Board Member Michiko Tomonaga provides advice primarily on audits from her professional perspectives fostered through her extensive experience as a Certified Public Accountant.

Audit & Supervisory Board Member Seiichi Ochiai provides advice primarily on corporate governance from the perspective of a well-experienced university professor and lawyer.

Audit & Supervisory Board Member Takashi Iida provides advice primarily on corporate governance from the perspective of a well-experienced lawyer.

Total Compensation of Outside Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2016

	Number of Members of the Board and Audit & Supervisory Board Members	Total compensation (Millions of yen)
Total compensation of Outside Members of the Board and Audit & Supervisory Board Members	5	60

Note:

Total amount of compensation for outside members of the board and outside audit & supervisory board members is included in “Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2016” on page 47.

(Reference) Status of Corporate Governance

Corporate Governance

Fundamental Policies

We believe that strengthening the structure of corporate governance in accordance with the purposes of each principle of the “Corporate Governance Code” of the Tokyo Stock Exchange is an important management issue for maximizing corporate value while meeting the expectations of various stakeholders, including shareholders and other investors, as well as customers, business partners, and employees.

Based on “Towards the Next Stage 2.0” formulated in May 2015, in order to embark on a profit growth track by accelerating its self-transformation towards a “Value Partner,” we are working to strengthen corporate governance based on its fundamental policies of ensuring sound management, conducting appropriate decision-making and business executions, clarifying accountability, and maintaining thorough compliance.

Overview of Corporate Governance Structure

We believe that an auditing system based on audit & supervisory board members, including outside independent audit & supervisory board members, is an effective means of supervising management. Accordingly, we chose the company with Audit & Supervisory Board model.

In addition, through the election of outside independent Members of the Board, we have strengthened the function of appropriately supervising the business execution.
Board of Directors

The Board of Directors consists of 12 members of the Board, including two outside independent Members of the Board. In principle, the ordinary meetings of the Board of Directors are held once per month. In addition, extraordinary meetings are held as needed. The Board of Directors makes decisions on matters stipulated by law and on important matters related to company management and Group management. Moreover, through such means as periodic reports from Members of the Board on the status of business execution, the Board of Directors supervises the business execution of Members of the Board.

We have elected two outside independent Members of the Board to strengthen the supervisory function for business execution. Each outside independent Member of the Board has extensive experience and a high level of integrity and insight. We believe that the outside independent Members of the Board will help strengthen the supervisory function for business execution and expects to incorporate the opinion they provide from their wide-ranging managerial perspective.

Audit & Supervisory Board

The Audit & Supervisory Board consists of a total of five Audit & Supervisory Board Members: two internal Audit & Supervisory Board Members and three outside independent Audit & Supervisory Board Members (including two women, one in each category). Furthermore, the Audit & Supervisory Board Members periodically conduct meetings with NTT’s Representative Members of the Board to exchange ideas and opinions and also hold discussions with other Members of the Board as well as the Representative Members of the Board of Group companies with regard to various themes. Through these efforts, the Audit & Supervisory Board Members maintain an understanding of the status of the business execution by Members of the Board, providing suggestions when necessary.

In addition, the Audit & Supervisory Board Members, including outside independent Audit & Supervisory Board Members, attend important meetings, such as meetings of the Board of Directors, and conduct appropriate audits regarding the status of the business execution by Members of the Board. They also work closely with the Accounting Auditor, periodically exchanging information on audit plans and audit results to enhance the audit system. Furthermore, the Audit & Supervisory Board Members exchange information with the Internal Control Office, through means such as receiving reports on the results of internal audits. The Audit & Supervisory Board also conducts audits in partnership with the Audit & Supervisory Board Members of Group companies.

Appointment and Compensation Committee

For the purpose of improving objectivity and transparency in the decisions of appointments and compensation of Members of the Board, we have established on a non-statutory basis an Appointment and Compensation Committee, which consists of four Members of the Board including two outside Members of the Board, as a preliminary review institution of the Board of Directors.

(Reference) Status of Corporate Governance

Independence of Outside Members of the Board and Outside Audit & Supervisory Board Members and Nomination Procedures

From the perspectives of strengthening supervising functions for business execution and guaranteeing appropriate audits of the business execution of Members of the Board, we have the policy of selecting individuals to serve as outside Members of the Board and outside Audit & Supervisory Board Members that do not represent risks of conflicts of interest with general shareholders. In addition, we designates outside Members of the Board and outside Audit & Supervisory Board Members that fulfill both the independence criteria stipulated by the Tokyo Stock Exchange as well as NTT’s own independence criteria.

■ Independence Criteria

In order to meet the independence criteria, a person may not fall under any of the categories below in the last three fiscal years

(1)  A person who executes business in a partner company that exceeds NTT’s criteria*1

(2)  A person who executes business in a lending company that exceeds NTT’s criteria*2

(3)  A consultant, accountant, lawyer, or any other person providing professional services, who received monetary payments or any other gain in assets equal to or more than ¥10 million, excluding the Board Members’ or Audit & Supervisory Board Members’ compensation, from NTT or its major subsidiaries*3 in any of the last three fiscal years

(4)  A person who executes business in an organization that received donations exceeding NTT’s criteria

Even if any of (1) through (4) above applies to a person, where it has been decided that a person meets the independence criteria, the reasons shall be explained and disclosed at the time of the person’s appointment as the Independent Member of the Board or Audit & Supervisory Board Member.

  *1  “A company that exceeds NTT’s criteria” is defined as a company that has had any business dealing with NTT and its major subsidiaries*3 in any of the last three fiscal years equal to or more than 2% of the total operating revenues of NTT and its major subsidiaries for the respective fiscal year.

  *2  “A lending company that exceeds NTT’s borrowing criteria” is defined as a company in which the total amount of borrowings on a consolidated basis in any of the last three fiscal years equals to or is more than 2% of the total operating revenues of NTT’s consolidated total assets for the respective fiscal year.

  *3  The major subsidiaries are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, NTT COMMUNICATIONS CORPORATION, NTT DATA CORPORATION, and NTT DOCOMO, INC.

  *4  An “organization that received donations exceeding NTT’s criteria” is defined as an organization which received donations from NTT and its major subsidiaries*3 in any of the last three fiscal years exceeding ¥10 million or 2% of the total income of the organization, whichever is larger, during the respective fiscal year.

The nomination procedure for candidates for Members of the Board involves the review of candidates by the Appointment and Compensation Committee, then resolved at the Board of Directors’ Meeting, and is finally presented at the Ordinary General Meeting of Shareholders.

Based on the Audit & Supervisory Board Member nomination policy, candidates for Audit & Supervisory Board Members are recommended by Members of the Board, who are reviewed and agreed upon by the Audit & Supervisory Board, of which more than half are Outside Independent Audit & Supervisory Board Members. The Board of Directors’ Meeting resolve to approve the candidates, who are finally presented at the Ordinary General Meeting of Shareholders.

Compensation of Members of the Board

Compensation of Members of the Board (excluding outside Members of the Board) consists of a base salary and a bonus. The bonus is paid taking into account NTT’s business results for the respective fiscal year.

Also, Members of the Board make monthly contributions above a certain amount from their base salary to purchase NTT shares through the Board Members Shareholding Association in order to reflect NTT’s medium- and long-term business results. Purchased shares are to be held by the Members of the Board throughout their terms of office.

Decisions on matters related to compensation of Members of the Board are decided by the Board of Directors after discussion by the Appointment and Compensation Committee.

Strategic Shareholdings

As one of its business policies, NTT pursues collaboration and open innovation with partners in various industries. In order to generally take into consideration the strengthening of relationships and promoting cooperation with partner companies, and from the perspective of improving corporate value, we own shares of partner companies if necessary.

We exercise voting rights acquired through share ownership, as it sees fit, from the perspective of sustainable growth of the companies we invest in and improving corporate value for both NTT and the companies.

Pursuant to applicable laws and regulations, and Article 16 of NTT’s Articles of Incorporation, “Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business” and “Outline of Operation Effectiveness of Systems for Ensuring the Propriety of the Business Activities” are posted on NTT’s website.

NTT Website http://www.ntt.co.jp/ir/index_e.html

(Reference) Status of Corporate Governance

Capital Policy

We have set the returning of profits to shareholders, while maximizing corporate value over the medium- and long-term, as one of our important management challenges.

We aim to enhance the return of profits to shareholders in the medium- and long-term, and while payment of dividends is the primary means, we also adroitly and flexibly implement stock repurchases.

Memo

(Reference) Glossary of Terms (Alphabetical order)

■ AI

Artificial Intelligence

■ B2B2X

A business that supports and promotes the customer-based businesses of other companies. “B” represents the company and “X” represents customers, such as individuals, corporations, employees and government agencies.

■ Bicycle Sharing

Type of bicycle rental system in which the user can borrow and return a bicycle at a location of their choice from among multiple locations within a designated area of the city.

■ Big Data

A constellation of data, including character data, images, graphs, audio, etc., which are part of SNS, word-of-mouth websites, and more, so vast in quantity and complex in structure that it becomes difficult to manage and process with traditional technology.

■ BPO (Business Process Outsourcing)

The entrustment of part of a company’s business processes to an external specialist company.

■ Cloud/Cloud services

Type of service whereby software and hardware can be used through a network. The service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software.

■ Cross-selling

Marketing method in which NTT Group companies collaborate to meet their clients’ needs by combining their services to propose and sell.

■ Deep Learning

Machine learning method with technology that studies the characteristics of data, recognizes and classifies events, and realizes functionality with a capacity to learn similarly to the way humans learn naturally.

■ Digital Archive

Digitizing and storing the collections and cultural resources (cultural materials and cultural goods) of museums, art galleries, archives, and libraries.

■ Edge Computing

Technology that reduces distances to servers and minimizes latency by distributing edge servers close to end users.

■ FLET’S Hikari

“B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus,” and “FLET’S Hikari WiFi Access” by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” and “FLET’S Hikari WiFi Access” by NTT West.

■ Full Life Cycle

Support for customer cloud migration at all levels, including consultation for cloud migration and management services for post-migration operation.

■ Full Stack

Provision of cloud-related services at all layers, from data centers, networks, and other infrastructure to managed ICT services and applications.

■ Hackathon

Event in which software developers collaborate intensively in a fixed period of time to develop programs and brainstorm services and, in some cases, compete over ideas and results.

■ Hikari Collaboration Model

Hikari wholesale service provided by NTT East and NTT West to service providers through a Hikari Collaboration Model.

■ IoT (Internet of Things)

Equipping not only information and communications devices such as computers, but also all everyday objects with communication functions to connect to the internet and communicate among themselves for functions such as automated recognition, automated operation, and remote measurement.

■ IT Outsourcing

The complete entrustment of operation and maintenance of systems to an external specialist contractor or similar organization.

■ LGBT

Acronym for “lesbian, gay, bisexual, and transgender,” used as a general term for sexual minorities whose preferred partner is of the same sex or not only of a different sex, or who experience a mismatch between their assigned sex and gender identity.

■ LTE (Long Term Evolution)

A communication method characterized by high speed, high capacity, efficient radio wave use and low-latency.

■ Open Innovation

The creation of innovative products or business models by combining technologies and ideas from a wide range of sources, both inside and outside the company.

■ Seamless

Without seams.

■ Smart devices

General term for devices such as smartphones and tablets.

■ System for Commercializing

    R&D Results

Activities to promote the prompt business development of results developed in research facilities.

■ System Integration

Implementing the construction and operation of information communications systems in an integrated manner, tailored to clients’ operations.

■ Upselling

Marketing method in which a product from a higher category is recommended to a customer considering the purchase of a certain product.

■ User Experience (UX)

The experience and satisfaction level of the user when using the product, system, or service, also used as a guideline for improvement in system and service development.

■ Virtualization Technology

Technology which allows multiple virtual computers to be created within one computer and separate core software to be installed and run on each.

Consolidated Financial Statements

Consolidated Balance Sheet (At March 31, 2016)	(Millions of yen	)

Item	Amount
ASSETS
Current assets
Cash and cash equivalents	1,088,275
Short-term investments	33,076
Notes and accounts receivable, trade	2,733,116
Allowance for doubtful accounts	(45,236)
Accounts receivable, other	473,192
Inventories	414,581
Prepaid expenses and other current assets	469,529
Deferred income taxes	260,446
Total current assets	5,426,979
Property, plant and equipment
Telecommunications equipment	11,586,812
Telecommunications service lines	15,870,097
Buildings and structures	6,069,437
Machinery, vessels and tools	1,996,898
Land	1,273,209
Construction in progress	382,196
Accumulated depreciation	(27,626,728)
Net property, plant and equipment	9,551,921
Investments and other assets
Investments in affiliated companies	515,716
Marketable securities and other investments	474,247
Goodwill	1,229,208
Software	1,212,482
Other intangible assets	391,977
Other assets	1,486,840
Deferred income taxes	746,561
Total investments and other assets	6,057,031

Total assets	21,035,931

Item	Amount
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	129,656
Current portion of long-term debt	476,777
Accounts payable, trade	1,572,797
Current portion of obligations under capital leases	14,711
Accrued payroll	430,248
Accrued taxes on income	249,356
Accrued consumption tax	83,481
Advances received	290,132
Other	493,970
Total current liabilities	3,741,128
Long-term liabilities
Long-term debt (excluding current portion)	3,546,203
Obligations under capital leases (excluding current portion)	27,630
Liability for employees’ retirement benefits	1,688,611
Accrued liabilities for point programs	89,003
Deferred income taxes	166,547
Other	491,630
Total long-term liabilities	6,009,624
Redeemable noncontrolling interests	45,097
Equity
NTT shareholders’ equity
Common stock, no par value	937,950
Additional paid-in capital	2,879,560
Retained earnings	5,074,234
Accumulated other comprehensive income (loss)	(57,055)
Treasury stock, at cost	(883)
Total NTT shareholders’ equity	8,833,806
Noncontrolling interests	2,406,276
Total equity	11,240,082
Total liabilities and equity	21,035,931

Note: Amounts are rounded off to the nearest million yen.

Consolidated Statement of Income (from April 1, 2015 to March 31, 2016)	(Millions of yen)

Item	Amount	Total
Operating revenues
Fixed voice related services	1,329,963
Mobile voice related services	837,818
IP/packet communications services	3,757,846
Sale of telecommunication equipment	953,022
System integration	3,063,501
Other	1,598,847	11,540,997
Operating expenses
Cost of services (exclusive of items shown separately below)	2,458,057
Cost of equipment sold (exclusive of items shown separately below)	970,478
Cost of system integration (exclusive of items shown separately below)	2,197,506
Depreciation and amortization	1,766,325
Impairment loss	19,821
Selling, general and administrative expenses	2,767,761
Goodwill and other intangible asset impairments	12,900	10,192,848
Operating income		1,348,149
Other income (expenses)
Interest and amortization of bond discounts and issue costs	(41,670)
Interest income	17,708
Other, net	5,072	(18,890)
Income before income taxes and equity in earnings (losses) of affiliated companies		1,329,259
Income tax expense (benefit)
Current	457,674
Deferred	(102,849)	354,825
Income before equity in earnings (losses) of affiliated companies		974,434
Equity in earnings (losses) of affiliated companies		5,772
Net income		980,206
Less—Net income attributable to noncontrolling interests		242,468
Net income attributable to NTT		737,738

Note: Amounts are rounded off to the nearest million yen.

Non-consolidated Financial Statements

Non-consolidated Balance Sheet (At March 31, 2016)	(Millions of yen	)

Item	Amount
ASSETS
Current assets
Cash and bank deposits	119
Accounts receivable, trade	1,573
Supplies	337
Advance payment	951
Deferred income taxes	850
Short-term loans receivable	243,864
Accounts receivable, other	121,777
Subsidiary deposits	177,796
Other	4,097
Total current assets	551,369
Fixed assets
Property, plant and equipment
Buildings	98,022
Structures	3,875
Machinery, equipment and vehicles	495
Tools, furniture and fixtures	17,989
Land	27,698
Lease assets	11
Construction in progress	1,950
Total property, plant and equipment	150,044
Intangible fixed assets
Software	16,315
Lease assets	0
Other	293
Total intangible fixed assets	16,609
Investments and other assets
Investment securities	12,665
Investments in subsidiaries and affiliated companies	5,083,451
Other securities of subsidiaries and affiliated companies	9,139
Contributions to affiliated companies	169
Long-term loans receivable to subsidiaries	1,211,416
Prepaid pension costs	2,027
Deferred income taxes	13,623
Other	1,546
Total investments and other assets	6,334,039
Total fixed assets	6,500,693

Total assets	7,052,062

Item	Amount
LIABILITIES
Current liabilities
Accounts payable, trade	709
Current portion of corporate bonds	170,000
Current portion of long-term borrowings	106,600
Lease obligations	14
Accounts payable, other	16,848
Accrued expenses	6,651
Accrued taxes on income	601
Advances received	846
Deposits received	306
Deposits received from subsidiaries	54,113
Unearned revenue	0
Other	2
Total current liabilities	356,693
Long-term liabilities
Corporate bonds	686,391
Long-term borrowings	1,205,874
Long-term borrowings from subsidiaries	50,000
Lease obligations	12
Liability for employees’ retirement benefits	31,233
Asset retirement obligations	1,405
Other	2,528
Total long-term liabilities	1,977,445
Total liabilities	2,334,138
NET ASSETS
Shareholders’ equity
Common stock	937,950
Capital surplus
Additional paid-in capital	2,672,826
Total capital surplus	2,672,826
Earned surplus
Legal reserve	135,333
Other earned surplus
Accumulated earned surplus	973,364
Total earned surplus	1,108,698
Treasury stock	(883)
Total shareholders’ equity	4,718,591
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	(666)
Total unrealized gains (losses), translation adjustments, and others	(666)
Total net assets	4,717,924
Total liabilities and net assets	7,052,062

Note: Amounts are rounded down to the nearest million yen.

Non-consolidated Statement of Income (from April 1, 2015 to March 31, 2016)	(Millions of yen	)

Item	Amount	Total
Operating revenues
Dividends received	388,733
Revenues from group management	18,500
Revenues from basic R&D	101,999
Other services	12,509	521,742
Operating expenses
Administration	21,583
Experiment and research	84,841
Depreciation and amortization	26,437
Retirement of fixed assets	1,518
Miscellaneous taxes	3,285	137,666
Operating income		384,076
Non-operating revenues
Interest income	15,218
Lease and rental income	10,530
Miscellaneous income	4,319	30,068
Non-operating expenses
Interest expenses	12,707
Corporate bond interest expenses	12,110
Lease and rental expenses	4,708
Miscellaneous expenses	3,131	32,658
Recurring profit		381,487
Extraordinary profit
Gains on sales of investments in subsidiaries and affiliated companies	299,520	299,520
Extraordinary loss
Write-off of investments in subsidiaries and affiliated companies	10,389	10,389
Income before income taxes		670,618
Corporation, inhabitant, and enterprise taxes	3,347
Deferred tax expenses (benefits)	590	3,938
Net income		666,679
Note: Amounts are rounded down to the nearest million yen.

Auditor’s Reports

Auditor’s Report on Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

May 10, 2016
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Hideki Amano (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kensuke Sodekawa (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Masashi Oki (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and comprehensive income, and the notes to the consolidated financial statements of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2016 and for the fiscal year from April 1, 2015 to March 31, 2016 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120(1) of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3(3) of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120(1) of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3(3) of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Auditor’s Report on Non-consolidated Financial Statement

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

May 10, 2016
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Hideki Amano (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kensuke Sodekawa (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Masashi Oki (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, nonconsolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, the notes to the non-consolidated financial statements and the supplementary schedules of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2016 and for the 31st fiscal year from April 1, 2015 to March 31, 2016 in accordance with Article 436(2)-(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with Japanese Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements and supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period for which the financial statements and the supplementary schedules were prepared, in accordance with Japanese Generally Accepted Accounting Principles.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit & Supervisory Board’s Report

AUDIT & SUPERVISORY BOARD’S REPORT

Based on reports from each Audit & Supervisory Board Member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this report regarding the execution of the duties of the Board of Directors in the 31st fiscal year from April 1, 2015, to March 31, 2016. The Board reports as follows:

1.	Outline of Audit Methodology
(1)

The Audit & Supervisory Board established auditing policies and received reports from each Audit & Supervisory Board Member on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

(2)

On the basis of the Audit & Supervisory Board Rules, and in accordance with its auditing policies, the Audit & Supervisory Board Members sought mutual understanding with Members of the Board, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, and conducted the audits based on the methods described below.

I.

The Audit & Supervisory Board Members attended meetings of the Board of Directors and other important meetings, and received reports from Members of the Board, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories. Regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with members of the board and audit & supervisory board members and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

II.

With respect to the particulars of Board of Directors resolutions relating to establishment of structures as set forth in Article 100 (1) and (3) of the Ordinance for Enforcement of the Companies Act, necessary to ensure that Board Members’ performance of their duties, as stated in the business report, is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a corporate group consisting of a kabushiki kaisha and its subsidiaries, as well as the structures established pursuant to such resolutions (internal control systems), the Audit & Supervisory Board Members received reports regularly from Members of the Board and other employees regarding the status of the establishment and implementation of the systems, requested explanations as necessary, and expressed opinions thereon.

III.

The Audit & Supervisory Board Members audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations. Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Ordinance of Companies Accounting) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Audit & Supervisory Board audited the business report and related supplementary schedules, the non-consolidated financial statements (nonconsolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to nonconsolidated financial statements) and related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements) related to the fiscal year under review.

2.	Audit Results
(1)	Results of the audit of the business report
I.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with applicable laws and the Articles of Incorporation.
II.	No inappropriate conduct concerning the execution of duties by Members of the Board or material facts in violation of law or the Articles of Incorporation were found.
III.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters worthy of note were found with respect to the content of the business report and Board Members’ execution of duties in regards to the internal control systems.

(2)	Results of the audit of the financial statements and supplementary schedules
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of the audit of the consolidated financial statements
We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 13, 2016

Nippon Telegraph and Telephone Corporation

Audit & Supervisory Board

Full-time Audit & Supervisory Board Member	Kiyoshi Kosaka (seal)
Full-time Audit & Supervisory Board Member	Akiko Ide (seal)
Audit & Supervisory Board Member	Michiko Tomonaga (seal)
Audit & Supervisory Board Member	Seiichi Ochiai (seal)
Audit & Supervisory Board Member	Takashi Iida (seal)

Note:	Audit & Supervisory Board Members Michiko Tomonaga, Seiichi Ochiai and Takashi Iida are outside Company Auditors as prescribed in Article 2(xvi), and Article 335(3) of the Companies Act.

END

Code No.: 9432

To Shareholders:

INTERNET DISCLOSURE INFORMATION IN CONNECTION WITH

THE NOTICE OF CONVOCATION OF THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Table of Contents
Business Report
Outline of the Business of NTT Group
Main Businesses of NTT Group	1
Main Locations, etc. of NTT Group	2
NTT Group Employment	2
Changes in Consolidated Assets and Consolidated Income of NTT Group	3
Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT	3
Matters Regarding Independent Auditors	4
Content of Resolutions Concerning the Systems to Ensure the Propriety of NTT’s Business	5
Outline of Operations of the Systems to Ensure Propriety of NTT’s Business	8
Consolidated Financial Statements
Consolidated Statement of Changes in Equity	11
Notes to Consolidated Financial Statements	12
Non-consolidated Financial Statements
Non-consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets	18
Notes to Non-consolidated Financial Statements	19
Other
Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation (For reference)	24

Pursuant to applicable laws and regulations, and Article 16 of NTT’s Articles of Incorporation, the above matters are deemed to be provided to the shareholders by posting them on NTT’s website.

June 1, 2016

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Business Report

Outline of the Business of NTT Group

Main Businesses of NTT Group

Category	Main businesses
Regional Communications Business	Domestic intra-prefectural communications services and related services
Long Distance and International Communications Business	Domestic inter-prefectural communications services, international communications services, solutions business, and related services
Mobile Communications Business	Mobile telephone services and related services
Data Communications Business	System integration services, network system services and other services
Other Business	Real estate business, finance business, construction and electric power business, system development business, and other businesses

–   1   –

Main Locations, etc. of NTT Group

■ NTT

<Head Office>

Chiyoda-ku, Tokyo

<Laboratories>

¡	Laboratory Groups

•	Service Innovation Laboratory Group (Kanagawa)

•	Information Network Laboratory Group (Tokyo)

•	Science & Core Technology Laboratory Group (Kanagawa)

¡	Total number of laboratories*:12

* “Laboratory” means a section of Laboratory Groups.

■ Subsidiaries

Category	Name of Main Company	Main Location
Regional Communications Business	Nippon Telegraph and Telephone East Corporation	Shinjuku-ku, Tokyo
	Nippon Telegraph and Telephone West Corporation	Chuo-ku, Osaka-shi, Osaka
Long Distance and International Communications Business	NTT Communications Corporation	Chiyoda-ku, Tokyo
	Dimension Data Holdings plc	United Kingdom
	Solutionary, Inc.	United States
Mobile Communications Business	NTT DOCOMO, INC.	Chiyoda-ku, Tokyo
Data Communications Business	NTT DATA CORPORATION	Koto-ku, Tokyo
Other Business	NTT URBAN DEVELOPMENT CORPORATION	Chiyoda-ku, Tokyo
	NTT FINANCE CORPORATION	Minato-ku, Tokyo
	NTT FACILITIES, INC.	Minato-ku, Tokyo
	NTT COMWARE CORPORATION	Minato-ku, Tokyo

NTT Group Employment

Number of employees in NTT Group (as of March 31, 2016): 241,448 (a decrease of 145 from the previous fiscal year)

Category	Number of Employees

Regional Communications Business	66,214

Long Distance and International Communications Business	43,758

Mobile Communications Business	26,129

Data Communications Business	80,526

Other Business	24,821

–   2   –

Changes in Consolidated Assets and Consolidated Income of NTT Group

Category	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2014	Fiscal year ended March 31, 2015	Fiscal year ended March 31, 2016
Operating revenues (billions of yen)	10,700.7	10,925.2	11,095.3	11,541.0

Operating income (billions of yen)	1,202.0	1,213.7	1,084.6	1,348.1

Income before income taxes (billions of yen)	1,197.6	1,294.2	1,066.6	1,329.3

Net income (billions of yen)	521.9	585.5	518.1	737.7

Net income per share (yen)	215.34	254.61	236.85	350.34

Total assets (billions of yen)	19,549.1	20,284.9	20,702.4	21,035.9

Shareholders’ equity (billions of yen)	8,231.4	8,511.4	8,681.9	8,833.8

Shareholders’ equity per share (yen)	3,472.08	3,833.78	4,100.63	4,214.32

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.
	2.	Net income reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).
	3.	Net income per share reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).
	4.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholders’ equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.
	5.	Figures for net income per share and shareholders’ equity per share have been adjusted to reflect the 2-for-1 stock split that NTT implemented on July 1, 2015.
	6.	As a result of the application of the equity method to NTT Group’s investment in Philippine Long Distance Telephone Company for the fiscal year ended March 31, 2014, the equity method of accounting was applied retrospectively. Consequently, the above figures for income before income taxes, net income, net income per share, total assets, shareholders’ equity and shareholders’ equity per share for the fiscal year ended March 31, 2013 have been revised.

Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

Category	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2014	Fiscal year ended March 31, 2015	Fiscal year ended March 31, 2016
Operating revenues (billions of yen)	432.7	430.8	411.8	521.7

Operating income (billions of yen)	278.6	283.5	273.9	384.0

Recurring profit (billions of yen)	274.4	277.3	272.3	381.4

Net income (billions of yen)	271.5	279.2	556.5	666.6

Net income per share (yen)	112.03	121.43	254.45	316.59

Total assets (billions of yen)	7,467.8	7,302.0	7,027.3	7,052.0

Net assets (billions of yen)	4,641.1	4,329.0	4,345.4	4,717.9

Net assets per share (yen)	1,957.68	1,949.92	2,052.46	2,250.77

Notes:	1.	The non-consolidated financial statements of NTT are prepared in accordance with Japanese Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.
	3.	NTT implemented a 2-for-1 stock split of its common stock, with an effective date of July 1, 2015. Net income per share and Net assets per share have been adjusted to reflect the impact of these stock splits.

–   3   –

Matters Regarding Independent Auditors

●	Name of Independent Auditor

KPMG AZSA LLC

●	Compensation to Independent Auditor during the Fiscal Year Ended March 31, 2016

Independent Auditor	Amount
KPMG AZSA LLC	¥268 million

Notes:

1.	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Companies Act and compensation for audits performed pursuant to the Financial Instruments and Exchange Act, and since it is not practically possible to make such a distinction, the above amount represents the total figure for both audits.

2.	The Audit & Supervisory Board consented to the compensation of the independent auditor pursuant to Article 399, paragraph 1 of the Companies Act after confirming and examining the details of the audit plan, the status of performing duties of financial audits, the basis for the calculation of the estimate of compensation of the independent auditor and other factors.

●	Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA LLC	¥3,152 million

Notes:

1.	The non-audit services for which NTT pays compensation to KPMG AZSA LLC are the provision of guidance and advice and other services in relation to International Financial Reporting Standards (IFRS).

2.	Of NTT’s material subsidiaries, those overseas were audited by firms other than KPMG AZSA LLC.

●	Policies Concerning Decisions to Discharge or Not Reappoint Independent Auditor

In the event that the circumstances set forth in any item of Article 340(1) of the Companies Act apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Audit & Supervisory Board may propose a resolution to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

–   4   –

Content of Resolutions Concerning the Systems to Ensure the Propriety of NTT’s Business

The Board of Directors made the resolution with respect to the “Basic Policy Concerning the Development of the Internal Control Systems for NTT Group.” The contents of the resolution are set out below.

Basic Policies Concerning the Maintenance of Internal Control Systems

I.	Basic Concepts for the Development of Internal Control Systems

1.	NTT shall develop a system of internal controls through taking measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving appropriate and efficient business operations.

2.	NTT shall establish the Internal Control Office which oversees the establishment of internal control rules and frameworks. The Internal Control Office shall evaluate the effectiveness of the internal control systems based on internal audits regarding high risk matters affecting the entire NTT Group, and shall make sure that necessary corrective measures and improvements are implemented.

3.	NTT shall also take appropriate measures to ensure the reliability of its internal control systems for financial reporting based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (“Sarbanes-Oxley Act”) and the Financial Instruments and Exchange Act.

4.	As a chief executive officer, the president shall be responsible for ensuring the development and operation of the internal control systems.

II.	Development of the Internal Control Systems

1.	Systems to ensure that the performance of duties by members of the board and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT shall implement the following measures with the objective of ensuring that its business is conducted in compliance with laws and regulations and in accordance with high ethical standards:

(1)	NTT shall establish the Employment Rules which require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their efforts to the performance of their duties so that business activities are appropriately and effectively carried out.

(2)	NTT shall adopt the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.

(3)	NTT shall establish the Corporate Ethics Committee, chaired by the Senior Executive Vice President in charge, to clarify the structure of responsibilities for corporate ethics. It addresses promotion of corporate ethics, improvement of compliance awareness, maintenance of corporate discipline, and investigates whistleblowers’ allegation.

(4)	NTT shall establish an internal Corporate Ethics Helpline and an external Corporate Ethics Helpline handled by an independent law firm in order to foster a more open group-wide corporate culture. Whistleblower reports may be made on an anonymous or identified basis. NTT shall ensure that whistleblowers do not suffer disadvantage as a result of using these helplines.

(5)	Corporate ethics training shall be conducted as part of continuous educational activities for officers and employees. In addition, surveys on awareness of corporate ethics shall be conducted to check the effectiveness of these activities.

–   5   –

2.	Rules and other systems concerning business risk management

NTT shall take the following measures to appropriately manage business risks:

(1)	NTT shall establish the Risk Management Rules to prescribe fundamental rules concerning risk management and to promote effective and efficient business operations.

(2)	NTT shall establish the Business Risk Management Committee, chaired by the Senior Executive Vice President in charge, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)	In order to address group-wide coordination of risk management, NTT shall also formulate the Business Risk Management Manual to focus on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that members of the Board efficiently perform their duties

NTT shall take the following measures to ensure that its business activities are managed efficiently through allocating responsibilities appropriately among members of the Board and maintaining an appropriate oversight structure to monitor such matters:

(1)	NTT shall adopt the Organization Rules governing the functions and operations of internal organizational groups, and the Authority Matrix setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT shall adopt the Rules for the Board of Directors governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors shall hold meetings once each month, and be responsible for decisions on important managerial matters on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care. Members of the Board shall report regularly to the Board of Directors the status of implementation of their duties.

(3)	The Board of Directors shall include outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.

(4)	As a holding company that oversees and coordinates NTT Group, NTT shall establish the Executive Officers Meeting and subcommittees for the purpose of considering and deciding important managerial matters of NTT and NTT Group, with the objective of promoting efficient and effective group management.

NTT Group shall also establish a reporting structure for matters regarding business operations of group companies.

4.	Systems for retaining and managing information related to the performance of duties of members of the Board

NTT shall adopt the following measures to facilitate appropriate and efficient conduct of business activities through appropriate management of information on the performance of duties by members of the Board:

(1)	NTT shall adopt the Document Management Rules and the Rules for Information Security Management to manage documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information properly.

(2)	Documents shall be retained for the periods required by law and/or as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of NTT Group

NTT shall ensure that transactions among NTT Group companies are conducted appropriately and in compliance with laws and regulations, and that all group companies adopt following measures to conduct their business operations appropriately and to contribute to the growth and development of NTT Group:

(1)	Establishing a crisis communication system to notify the parent company,

–   6   –

(2)	Conducting employee education and training to prevent fraud or misconduct,

(3)	Establishing systems for information security and protection of personal information,

(4)	Reporting regularly to the parent company on their financial condition, and

(5)	Accepting audits by the parent company’s internal audit division.

6.	Employees who assist Audit & Supervisory Board Members in the performance of their duties and the independence of those employees from members of the Board

NTT shall adopt the following measures with respect to employees who assist Audit & Supervisory Board Members in the performance of their duties to ensure the effective performance of audits by Audit & Supervisory Board Members:

(1)	Office of Audit & Supervisory Board Members shall be established as an integral part of NTT’s corporate organization under the Companies Act. Office of Audit & Supervisory Board Members shall be staffed with dedicated personnel who work full time in assisting Audit & Supervisory Board Members in the performance of their duties.

(2)	Personnel assigned to Office of Audit & Supervisory Board Members perform their responsibilities at the instruction and direction of Audit & Supervisory Board Members.

(3)	Decisions on transfer of personnel assigned to Office of Audit & Supervisory Board Members, evaluations of such personnel shall be made with due regard for the opinion of the Audit & Supervisory Board.

7.	Systems for reporting to Audit & Supervisory Board Members by members of the Board and employees and systems for ensuring effective implementation of audits by Audit & Supervisory Board Members

To ensure that audits by Audit & Supervisory Board Members are carried out effectively, NTT shall adopt the following measures concerning reporting to Audit & Supervisory Board Members by members of the Board and employees with regard to important matters relating to the performance of their duties:

(1)	Members of the board and other personnel report the following matters concerning the performance of their duties:

(a)	Matters resolved at Executive Officers Meeting;

(b)	Matters that cause or may cause substantial damage to NTT;

(c)	Monthly financial reports;

(d)	Results of internal audits;

(e)	Matters that pose a risk of violation of laws and regulations or the Articles of Incorporation;

(f)	Whistleblowing;

(g)	Material matters reported by group companies; and

(h)	Other material compliance matters.

(2)	Representative members of the Board, accounting auditors, and the Internal Control Office shall report to and exchange ideas and opinions with Audit & Supervisory Board Members periodically or as needed upon request from Audit & Supervisory Board Members.

(3)	Audit & Supervisory Board Members have the right to attend meetings of the Board of Directors and other important meetings.

(4)	Audit & Supervisory Board Members auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

(5)	Audit & Supervisory Board Members may request prepayment or reimbursement of expenses incurred in the execution of their duties. NTT shall provide prepayment or reimbursement upon such requests.

–   7   –

Outline of Operations of the Systems to Ensure Propriety of NTT’s Business

The following section provides an outline of operations of the systems to ensure propriety of NTT’s business on the basis of the Basic Policy for the Development of the Internal Control Systems for NTT Group.

1.	Systems to ensure that the performance of duties by members of the board and employees conforms with laws and regulations and NTT’s Articles of Incorporation

NTT strives to maintain and heighten awareness regarding corporate ethics and compliance with the objective of ensuring that its business is conducted in compliance with laws and regulations and in accordance with high ethical standards.

With respect to corporate ethics, the NTT Group Corporate Ethics Charter and the Employment Rules are disseminated via NTT’s intranet. Also, the Corporate Ethics Committee held two meetings during the fiscal year under review, and was tasked with investigating matters reported to the Corporate Ethics Helplines for whistleblowing, and then reporting such matters to the Board of Directors, along with the status of actions taken to address such matters. During the fiscal year under review, NTT Group’s external Corporate Ethics Helpline received 240 reports. NTT stipulates and appropriately implements regulations on Corporate Ethics Helpline operating procedures to ensure that whistleblowers will not suffer disadvantage as a result of using these helplines.

NTT aims to maintain and heighten compliance awareness through its efforts geared to improving the level of understanding of such issues among officers and employees. To that end, NTT offers training sessions on corporate ethics to its officers and employees, and also provides them with detailed explanations on case studies involving corporate ethics issues through NTT’s intranet. NTT also conducts surveys of employee attitudes regarding corporate ethics, which it draws on in its efforts to further instill increasingly widespread awareness of corporate ethics.

2.	Rules and other systems concerning business risk management

With respect to business risk management, NTT has established Risk Management Rules stipulating fundamental policies on risk management with the aims of, among other things, anticipating and preventing materialization of potential risks, and also minimizing losses if any risk materializes. Chaired by a Senior Executive Vice President, the Business Risk Management Committee spearheads efforts to develop and operate a PDCA cycle for managing risk. During the fiscal year under review, the committee held one meeting during which discussions involved identifying risks that could potentially have a company-wide impact, policies for managing such risks, and other such matters.

NTT has also formulated the NTT Group Business Risk Management Manual, and distributed it to each Group company, in order to facilitate Group-wide risk management initiatives. On the basis of the manual, which stipulates matters that include proactive measures for potential risks, collaborative Group-wide approaches and policies for addressing risks that materialize, and pathways for communicating information, systems have been developed and implemented that enable swift action to be taken.

3.	Systems for ensuring that members of the Board efficiently perform their duties

NTT executes operations on the basis of the Organization Rules governing the functions and operations of internal organizational groups, and under the supervision of the Board of Directors, makes decisions on the basis of the Authority Matrix setting forth the allocation of responsibilities among the various organizational groups.

The Board of Directors makes decisions on matters stipulated in the Rules for the Board of Directors, including those required by laws and regulations, as well as those involving management strategies, financing and other important matters related to both corporate and Group management. Moreover, the Board of Directors supervises members of the Board in performing their duties through such means as receiving periodic status reports from the members of the board with respect to performance of their duties. The Board of Directors, which comprises 12 members including two outside directors, met 12 times during the fiscal year under review.

–   8   –

The Executive Officers Meeting is tasked with deliberating on important NTT decisions, and was held 36 times during the fiscal year under review. Under the Executive Officers Meeting, NTT has also established subcommittees that deliberate on issues pertaining to both corporate and Group management. The major subcommittees and the number of times that meetings of the respective subcommittees were held during the fiscal year under review are as follows.

•	Technology Strategy Committee (R&D vision, technology development strategy, R&D alliance strategy): 1

•	Investment Strategy Committee (Investment strategy related to large investment projects, etc.): 19

•	Finance Strategy Committee (Basic strategies related to finance, policies for addressing financial issues): 6

NTT obtains necessary information regarding business operations of group companies including business planning and financial reporting of these companies. To that end, NTT has established systems for obtaining reports from each Group company, and otherwise gets such information by gaining access to business reports, temporarily dispatching officers from NTT, and through other such means geared to the size and characteristics of its each Group company.

4.	Systems for retaining and managing information related to the performance of duties of members of the board

NTT has established the Document Management Rules and the Rules for Information Security Management with respect to its management of information, including information is related to the performance of duties by members of the board. Those rules are disseminated via NTT’s intranet. NTT retains documents (including those recorded on electronic media) for periods determined according to document type, as required by laws and regulations, and as necessary for business operations. NTT appropriately organizes and retains documents through initiatives that include assigning information managers to each division and adopting systems that make it possible to manage documents (computer files) in accordance with the regulations.

5.	Systems for ensuring propriety of the business activities of NTT Group

NTT has established, and appropriately implements, systems for consulting with and reporting to the parent company with respect to important matters of Group management, such as the occurrence of a crisis that could affect the overall Group. With the aim of maintaining and heightening compliance awareness across the entire NTT Group, NTT provides guidance to Group companies on offering corporate ethics training sessions, and monitors progress of those training sessions.

In terms of ensuring information security across the entire NTT Group, NTT has established the NTT Group Information Security Policy and disseminated via NTT’s corporate website. Further, NTT has established the Group CISO Committee, whose membership consists of Chief Information Security Officers (CISOs) of each Group company, as a forum for deliberating on issues pertaining to information security. The committee met four times during the fiscal year under review.

Group companies appropriately report their financial status, including their quarterly and monthly results, to the parent company. Those results are reported as the monthly monitoring status to NTT’s Executive Officers Meeting and its Board of Directors.

Moreover, NTT’s Internal Control Office and the internal audit divisions of major Group companies uniformly conducted audits of Group companies and their respective affiliates, with such audits designed to reflect material risks common throughout the Group as well as those risks inherent to the respective companies.

–   9   –

6.	Employees who assist Audit & Supervisory Board Members in the performance of their duties and the independence of those employees from members of the Board

NTT has established Office of Audit & Supervisory Board Members to act as a system for supporting audits performed by Audit & Supervisory Board Members. The office comprises four dedicated personnel who appropriately perform their responsibilities at the instruction and direction of Audit & Supervisory Board Members. Personnel matters of these staff members, such as transfers and evaluations, are coordinated with the Audit & Supervisory Board.

7.	Systems for reporting to Audit & Supervisory Board Members by members of the Board and employees and systems for ensuring effective implementation of audits by Audit & Supervisory Board Members

Audit & Supervisory Board Members attend meetings of the Board of Directors and other important meetings. During the fiscal year under review, Audit & Supervisory Board Members Preliminary Deliberation Meeting was held 37 times. Audit & Supervisory Board Members also hold periodic meetings for exchanges of ideas and opinions with Representative Members of the Board, and otherwise engage in discussions with members of the Board on various topics. Through such forums, they gain access to status reports on matters such as performance of duties as indicated by NTT’s Basic Policy, and also provide suggestions when necessary.

Audit & Supervisory Board Members also engage in initiatives that include: exchanging ideas and opinions with the accounting auditors and internal audit divisions; gaining access to reports containing explanations of audit plans, the status of internal control systems and other such content; and providing suggestions when necessary.

Audit & Supervisory Board Members have contracted independently with attorneys and other external experts in order to seek advice with respect to the performance of audit operations, and NTT appropriately covers required costs incurred in that regard, along with other costs necessary for performing audits.

–   10   –

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(from April 1, 2015 to March 31, 2016)

(Millions of yen)
	NTT shareholders’ equity					Total NTT shareholders’ equity	Noncontrolling interest	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost

At beginning of year	937,950	2,846,723	5,126,657	268,232	(497,702)	8,681,860	2,367,950	11,049,810

Adjustments due to change in fiscal year end of consolidated subsidiaries			700	(9,702)		(9,002)	(595)	(9,597)

At beginning of year (as adjusted)	937,950	2,846,723	5,127,357	258,530	(497,702)	8,672,858	2,367,355	11,040,213

Net income			737,738			737,738	241,075	978,813

Other comprehensive income (loss)				(315,585)		(315,585)	(44,749)	(360,334)

Cash dividends			(200,182)			(200,182)	(105,568)	(305,750)

Changes in NTT’s ownership interest in subsidiaries		28,666				28,666	(51,837)	(23,171)

Stock compensation transaction		4,171				4,171		4,171

Acquisition of treasury stock					(93,886)	(93,886)		(93,886)

Resale of treasury stock		8			18	26		26

Cancellation of treasury stock		(8)	(590,679)		590,687	–		–

At end of year	937,950	2,879,560	5,074,234	(57,055)	(883)	8,833,806	2,406,276	11,240,082

Note: Amounts are rounded off to the nearest million yen.

–   11   –

Notes to Consolidated Financial Statements

Matters Pertaining to the Preparation of Consolidated Financial Statements

Significant Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 120-3(1) of the Ordinance of Companies Accounting, NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles are omitted in accordance with the second sentence of Article 120(1) of the said Ordinance, as applied mutatis mutandis pursuant to Article 120-3(3) of the said Ordinance.

2.	Valuation standard and method for marketable securities

NTT Group applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities.”

(1)	Securities held to maturity

Amortized cost method.

(2)	Available-for-sale securities

Stated at fair value based on market price as of the balance sheet date with valuation differences directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Valuation standard and method for inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market price. The cost of telecommunications equipment to be sold and materials are determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to the cost of software production under contracts with customers or the construction costs of real estate held for resale, including the costs of labor and subcontractors. The cost of supplies is determined by the weighted-average method or by the specific identification method.

4.	Depreciation and amortization of fixed assets

(1)	Property, plant and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill, Software and Other intangible assets

Straight-line method, except that, in accordance with ASC 350 “Intangibles - Goodwill and Other,” goodwill and intangible assets whose useful lives cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Accounting standard for allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued for general claims on the basis of historical bad-debt ratios, and for specific claims, including doubtful accounts, on the basis of their recoverability.

(2)	Accrued liabilities for point programs

NTT Group offers “points” to customers based on the usage of mobile and other services, which can be exchanged for benefits, including discounts on merchandise, and records “Accrued liabilities for point programs” relating to such points that customers earn.

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6.	Accounting standards for liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued at fair value as of year-end to provide for employees’ retirement benefits.

If the actuarial net gain or loss exceeds 10% of the greater of the benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

7.	Accounting for consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Scope of Consolidated Subsidiaries and Equity Method Investments

Scope of consolidated subsidiaries and equity method investments

As of March 31, 2016, NTT Group comprised 907 consolidated subsidiaries and 122 equity method affiliates.

Notes on Change of Accounting Policies

Change of the fiscal year end of subsidiaries

As of April 1, 2015, certain of the Company’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and the Company’s fiscal year end in the consolidated financial statements. In line with this change of the fiscal year end, retained earnings, accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests at the beginning of the fiscal year ended March 31, 2016 were adjusted by ¥700 million, ¥(9,702) million, ¥(595) million and ¥(419) million, respectively.

Change of the goodwill impairment testing date

In the fiscal year ended March 31, 2016, the Company changed the goodwill impairment testing date for certain of its consolidated subsidiaries from September 30 to October 31. The Company concludes this change in accounting policy is preferable, as it more closely aligns the goodwill impairment testing date with NTT’s strategic planning processes and promotes more effective goodwill impairment testing results. In the fiscal year ended March 31, 2016, the Company performed annual impairment test of goodwill as of September 30, 2015 before the change of the base date and as of October 31, 2015 after the change, and there was no impairment loss as of each date.

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Notes to Consolidated Balance Sheet

1.	“Accumulated other comprehensive income (loss)” includes unrealized gain (loss) on securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.

2.	In accordance with the provisions of Article 9 of the “Act on Nippon Telegraph and Telephone Corporation, Etc.,” NTT has pledged all of its assets as general collateral for corporate bonds issued.

3.	Outstanding guarantees and others: ¥79,289 million

Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued and outstanding as of the end of the fiscal year ended March 31, 2016

Common stock:	2,096,394,470 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividends (Millions of yen)	Dividends per Share (Yen) *	Record Date	Effective Date
June 26, 2015 Ordinary general meeting of shareholders	Common stock	95,274	90	March 31, 2015	June 29, 2015

November 6, 2015 Board of Directors meeting	Common stock	104,908	50	September 30, 2015	December 7, 2015

(2)	Dividends for which the record date fell in the fiscal year ended March 31, 2016 with an effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividends (Millions of yen)	Dividends per Share (Yen) *	Record Date	Effective Date
June 24, 2016 Ordinary general meeting of shareholders	Common stock	Retained earnings	125,768	60	March 31, 2016	June 27, 2016

*	“Dividends per share” figures based on the resolutions adopted at the board of directors’ meeting on November 6, 2015 and at the ordinary general meeting of shareholders on June 24, 2016 reflects the impact of NTT’s two-for-one stock split of common stock.

–   14   –

Notes Concerning Financial Instruments

1.	Qualitative information on financial instruments

In the normal course of its business, NTT Group has certain outstanding financial instruments, including available-for-sale securities, debt securities held to maturity, long-term debt and other financial assets and liabilities incurred. Since debt mainly involves market risk due to fluctuations in interest rates and foreign currency exchange rates, efforts to alleviate such risk include establishing risk management policies and entering into derivative transactions, including forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. NTT Group does not use derivative transactions for trading or speculative purposes.

2.	Fair value of financial instruments

The value of the financial instruments reported on the consolidated balance sheet, their fair values as of March 31, 2016 and the differences between those values are as follows.

(Millions of yen)

	Value reported on consolidated balance sheet	Fair value	Difference
Assets
Investments in affiliated companies	164,855	245,613	80,758
Marketable securities and other investments
Available-for-sale securities
Equity securities	329,430	329,430	—
Debt securities	86,977	86,977	—
Held-to-maturity securities
Debt securities	5,461	5,564	103
Liabilities
Long-term debt including current portion	(4,022,980)	(4,165,577)	142,597
Derivatives
Forward exchange contracts	(9,570)	(9,570)	—
Interest rate swap agreements	(6,004)	(6,004)	—
Currency swap agreements	47,865	47,865	—
Currency option agreements	(2,414)	(2,414)	—
*	Amounts reported as liabilities are shown in parentheses.

Notes:

1.	Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll, are not included in the above table.

2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions:

(1)	Investments in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value is difficult.

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(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions.

Long-term investment securities accounted for under the cost method are not included in the above.

(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

(4)	Derivatives

Forward exchange contracts, interest rate swap contracts, currency swap contracts and currency option contracts are measured by inputs derived principally from observable market data provided by financial institutions.

Notes Concerning Investment Property

1.	Investment property

NTT Group maintains investment properties, including office buildings.

2.	Fair value of investment property

(Millions of yen)
Amount included in the consolidated balance sheet *[1]	Fair value *[2]

975,829	1,828,057
*1	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation and accumulated impairment losses.

*2	Fair value is calculated primarily through real estate appraisal standards.

Notes Concerning Financial Data Per Share

Shareholders’ equity per share:	¥4,214.32
Net income attributable to NTT per share:	¥350.34
*	NTT implemented a two-for-one stock split of its common stock, with an effective date of July 1, 2015, and the figures for Shareholders’ Equity per Share and Net Income per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the fiscal year ended March 31, 2016.

–   16   –

Other

Corporate bonds

On March 24, 2016, the board of directors resolved that NTT may raise up to ¥50 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2016.

Change of income tax rates

Following the enactment of the Act for the Partial Revision of the Income Tax Act and the Act for the Partial Revision of the Local Tax Act on March 29, 2016, the corporate tax rates have changed for fiscal years beginning on or after April 1, 2016. Due to the change in the enacted tax rates, the statutory tax rate to be used for the calculation of deferred tax assets and liabilities decreased, and as a result, when compared with the statutory tax rate applied before this revision, “Deferred income taxes” decreased by ¥32,665 million and “Net income attributable to NTT” decreased by ¥23,703 million.

Reduction of valuation allowance

As a result of the change in the estimate of realizability of deferred tax assets, Nippon Telegraph and Telephone West Corporation, the Company’s subsidiary, and NTT DOCOMO Group (”NTT DOCOMO”), the Company’s subsidiary, decreased valuation allowance related to ¥76,385 million of deferred tax assets. Accordingly, “Income tax expense (benefit): Deferred” in the consolidated statements of income decreased by the same amount of the decrease as deferred tax assets.

Acquisition of Lux e-shelter 1 S.a.r.l. (“e-shelter”)

On June 22, 2015, NTT Communications Corporation, a subsidiary of the Company, acquired 86.7% of the outstanding shares of German data center services provider e-shelter for ¥98,096 million in cash and made this company its subsidiary. The acquisition was accounted for by the acquisition method, and the amounts of assets acquired, liabilities assumed, goodwill and redeemable noncontrolling interests recognized were ¥130,829 million, ¥91,427 million, ¥70,422 million and ¥11,728 million, respectively, on the date when the acquirer obtained the control.

Acquisition of Dell Systems Corporation (“Dell Systems”) and IT Service-Related Business

On March 28, 2016, NTT DATA, through its subsidiary NTT Data International L.L.C., entered into a definitive agreement with Dell Inc. to acquire the Dell Services Division, a provider of cloud services, applications-related services and BPO services primarily based in North America. Pursuant to this agreement, NTT Data International L.L.C. plans to acquire 100% of the shares of three companies, including Dell Systems, as well as other IT service-related business from Dell Inc. for US$3,055 million during the fiscal year ending March 31, 2017.

Subsequent Events

The resolution regarding the repurchase of treasury stocks of subsidiaries

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

–   17   –

Non-consolidated Financial Statements

Non-consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

(from April 1, 2015 to March 31, 2016)

(Millions of yen)
	Shareholders’ equity									Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus			Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus	Total earned surplus
						Accumulated earned surplus

At beginning of year	937,950	2,672,826	0	2,672,826	135,333	1,097,546	1,232,879	(497,702)	4,345,954	(478)	(478)	4,345,475

Net change during the annual period

Cash dividends						(200,182)	(200,182)		(200,182)			(200,182)

Net income						666,679	666,679		666,679			666,679

Payments to acquire treasury stock								(93,886)	(93,886)			(93,886)

Resale of treasury stock			7	7				18	25			25

Cancellation of treasury stock			(7)	(7)		(590,679)	(590,679)	590,686	–			–

Others, net										(187)	(187)	(187)

Total net change during the annual period	–	–	(0)	(0)	–	(124,181)	(124,181)	496,819	372,637	(187)	(187)	372,449

At end of year	937,950	2,672,826	–	2,672,826	135,333	973,364	1,108,698	(883)	4,718,591	(666)	(666)	4,717,924

Note: Amounts are rounded down to the nearest million yen.

–   18   –

Notes to Non-consolidated Financial Statements

Notes Concerning Significant Accounting Policies

1.	Valuation standard and method for certain assets

(1)	Valuation standard and method for securities

[1]	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date, with valuation differences directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Valuation standard and method for inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed by devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets

(1)	Property, plant and equipment (except lease assets)

Property, plant and equipment are depreciated using the declining-balance method with the exception of buildings, for which the straight-line method is used.

The useful life of assets is primarily as follows, and the residual values are calculated based on real residual values.

Buildings:	3 to 50 years

Tools, furniture and fixtures:	2 to 20 years

(2)	Intangible fixed assets (except lease assets)

Intangible assets (except lease assets) are amortized using the straight-line method. Internal-use software is amortized using the straight-line method over its estimated useful life (within 5 years).

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated using the straight-line method. Under the declining-balance method, the useful lives of the assets are the terms of leases and the residual values of the assets are subsequently determined. In cases where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying the equivalent amount, computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost, by ten-ninths.

Intangible assets are amortized over the term of their leases using the straight-line method.

–   19   –

3.	Accounting standard for allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued for general claims on the basis of historical bad-debt ratios, and for specific claims, including doubtful accounts, on the basis of their recoverability.

No allowance was accrued as of the end of the fiscal year ended March 31, 2016.

(2)	Liability for employees’ retirement benefits

To provide for employees’ retirement benefits, benefit obligations and plan assets are estimated and accrued as of the end of the fiscal year ended March 31, 2016.

[1]	Period allocation method of projected retirement benefits

When calculating retirement benefit obligations, the benefit formula method is used in determining the amount of the expected retirement benefit obligations attributed to the period up to the end of the fiscal year ended March 31, 2016.

[2]	Method of recognizing actuarial differences and prior service costs

The amount of a prior service cost is accounted for as an expense in the fiscal year during which it arises, and calculated by using the straight-line method based on the average remaining service period of the employees in service.

Actuarial differences are accounted for as an expense from the fiscal year following the fiscal year in which such gains or losses are incurred, and calculated by using the straight-line method based on the average remaining service period of the employees in service.

4.	Other material matters relating to the preparation of financial statements

(1)	Accounting for hedging activities

Hedging activities are principally accounted for under “deferral hedge accounting.” The designation “hedge accounting” is applied to forward exchange contracts and other foreign exchange contracts, and the designation “exceptional accounting” is applied to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Accounting for consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-Consolidated Balance Sheet

1.	Assets offered as security and secured liabilities

In accordance with the provisions of Article 9 of the Act on Nippon Telegraph and Telephone Corporation, Etc., NTT has pledged all of its assets as general collateral for corporate bonds issued.

	Corporate bonds (including those maturing within one year)	¥856,391 million
2.	Accumulated depreciation on property, plant and equipment:	¥292,632 million
3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):
	Short-term accounts receivable:	¥330,318 million
	Long-term accounts receivable:	¥937 million
	Short-term accounts payable:	¥3,999 million
	Long-term accounts payable:	¥12 million

–   20   –

Notes to Non-Consolidated Statement of Income

1.	Transactions with affiliated companies

Balance of operating transactions

Operating revenues	¥130,612 million

Operating expenses	¥41,025 million

Balance of non-operating transactions	¥349,118 million

2.	The “Gains on sales of investments in subsidiary” is the result of a partial sale of shares in NTT DOCOMO, INC., a subsidiary of NTT, following NTT DOCOMO’s announcement of its decision to repurchase shares of its common stock.

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

Number of shares of treasury stock outstanding as of the end of the fiscal year ended March 31, 2016.

Treasury stock:	255,269 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were “securities” and “liability for employees’ retirement benefits”. The major causes of deferred tax liabilities were “assets adjusted for gains or losses on transfer” and “prepaid pension costs.”

Deferred tax assets exclude ¥18,773 million in valuation allowance.

–   21   –

Notes Concerning Related Party Transactions

Subsidiaries

	(Millions of yen)

Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Party	Transaction Details	Transaction Amount		Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	—		Short-term loans receivable	65,120
				Receipt of interest[1]	4,944
							Long-term loans to subsidiaries	365,835
							Other current assets	437
				Receipt of expenses relating to basic research and development[2]	38,738		—	—
				Lease of land and buildings[3]	5,730		Advances received	487
Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	—		Short-term loans receivable	127,120
				Receipt of interest[1]	9,345
							Long-term loans to subsidiaries	651,707
							Other current assets	1,483
				Receipt of expenses relating to basic research and development[2]	38,499		—	—
Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	143,874		Short-term loans receivable	43,360
				Receipt of interest[1]	871
							Long-term loans to subsidiaries	193,874
							Other current assets	65
Subsidiary	NTT Finance Corporation	92% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Borrowing of capital[4]	141,838	[5]	Long-term borrowings from subsidiaries	50,000
				Payment of interest[4]	587		Accrued expense	6
		7% indirect ownership		Deposit of capital[6]	2,532,475	[7]	Deposits received from subsidiaries	177,796
				Receipt of interest[6]	6		—	—
				Transfer of capital among NTT Group companies	105,884		Accounts receivable, other	11,383

Transaction amounts do not include consumption taxes. Balance amounts at end of term include consumption taxes.

–   22   –

Transaction Conditions and Standards for Determining Transaction Conditions

Notes:

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.

2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results of such research and development. Comprehensive determinations are made taking into consideration the expenses necessary for conducting basic research and development. Furthermore, settlement of funds for such transactions is conducted using intra-group companies’ accounting systems.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.

4	Interest on borrowing of capital is set taking into consideration market rates. No security is provided.

5	The transaction amount for borrowings from the CMS (Cash Management System) is the average balance during the fiscal year. The transaction amount for borrowings from other than the CMS is the total amount.

6	Interest on deposit of capital is set taking into consideration market rates.

7	The transaction amount for deposits into the CMS is the average balance during the fiscal year. The transaction amount for deposits into other than the CMS is the total amount.

Notes Concerning Financial Data per Share

Net assets per share	¥2,250.77

Net income per share	¥316.59

Note:	NTT implemented a two-for-one stock split of its common stock, with an effective date of July 1, 2015, and the figures for net assets per share and net income per share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the fiscal year ended March 31, 2016.

Other

Corporate bonds

On March 24, 2016, the board of directors resolved that NTT may raise up to ¥50 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2016.

–   23   –

[For reference]

1.	Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Outline figures for Nippon Telegraph and Telephone East Corporation

Condensed Balance Sheet (at March 31, 2016)		(Billions of yen)		Condensed Statement of Income (from April 1, 2015 to March 31, 2016)	(Billions of yen)
Item	Amount	Item	Amount	Item	Amount
Assets		Liabilities and net assets		Telecommunications businesses
Fixed assets	2,838.0	Long-term liabilities	648.4	Operating revenues	1,585.5

Fixed assets – telecommunications businesses	2,651.4	Long-term borrowings from parent company	365.8	Operating expenses	1,444.7

Property, plant and equipment	2,567.4	Liability for employees’ retirement benefits	235.9	Operating income from telecommunications businesses	140.8

Machinery and equipment	395.4	Other long-term liabilities	46.7	Supplementary businesses
Local line facilities	835.4	Current liabilities	593.5	Operating revenues	136.7

Engineering facilities	595.0	Accounts payable, trade	85.2	Operating expenses	115.7

Buildings	420.7	Current portion of long-term borrowings from parent company	198.7	Operating income from supplementary businesses	21.0
Land	197.3	Deposits received	203.9	Operating income	161.8

Others	123.4	Other current liabilities	105.5	Non-operating revenues	17.5
Intangible fixed assets	84.0	Total liabilities	1,241.9	Non-operating expenses	5.9
Investments and other assets	186.5	Shareholders’ equity	2,191.9	Recurring profit	173.4

Deferred income taxes	112.0	Common Stock	335.0	Special losses	3.7
Other investments and assets	75.4	Capital Surplus	1,499.7	Income before income taxes	169.6

Allowance for doubtful accounts	(0.9)	Earned Surplus	357.1	Corporation, inhabitant, and enterprise taxes	45.5
Current assets	599.9	Unrealized gains (losses), translation adjustments, and others	4.1	Deferred tax expenses (benefits)	5.3
Accounts receivable, trade	224.1			Net income	118.7
Accounts receivable, other	117.1	Net unrealized gains (losses) on securities	4.1

Deposits	196.5
Other current assets	62.6	Total net assets	2,196.0
Allowance for doubtful accounts	(0.4)
Total assets	3,438.0	Total liabilities and net assets	3,438.0
Outline figures for Nippon Telegraph and Telephone West Corporation
Condensed Balance Sheet (at March 31, 2016)		(Billions of yen)		Condensed Statement of Income (from April 1, 2015 to March 31, 2016)	(Billions of yen)
Item	Amount	Item	Amount	Item	Amount
Assets		Liabilities and net assets		Telecommunications businesses
Fixed assets	2,726.2	Long-term liabilities	913.1	Operating revenues	1,372.5

Fixed assets – telecommunications businesses	2,556.6	Long-term borrowings from parent company	651.7	Operating expenses	1,312.9

Property, plant and equipment	2,490.7	Liability for employees’ retirement benefits	233.5	Operating income from telecommunications businesses	59.6

Machinery and equipment	371.0	Other long-term liabilities	27.8	Supplementary businesses
Local line facilities	993.0	Current liabilities	678.1	Operating revenues	155.4

Engineering facilities	530.5	Short-term borrowings	142.4	Operating expenses	141.0

Buildings	327.9	Accounts payable, other	178.4	Operating income from supplementary businesses	14.4
Land	173.8	Deposits received	129.4	Operating income	74.0

Others	94.4	Other current liabilities	227.7	Non-operating revenues	5.7
Intangible fixed assets	65.9	Total liabilities	1,591.2	Non-operating expenses	12.7
Investments and other assets	169.6	Shareholders’ equity	1,555.4	Recurring profit	67.1
Deferred income taxes	116.0	Common Stock	312.0	Income before income taxes	67.1

Other investments and assets	54.1	Capital Surplus	1,170.0	Corporation, inhabitant, and enterprise taxes	21.4

Allowance for doubtful accounts	(0.6)	Earned Surplus	73.3	Deferred tax expenses (benefits)	(26.7)
Current assets	420.9	Unrealized gains (losses), translation adjustments, and others	0.5	Net income	72.4
Accounts receivable, trade	201.1

Accounts receivable, other	89.6	Net unrealized gains (losses) on securities	0.5
Deposits	50.0
Other current assets	80.6	Total net assets	1,555.9
Allowance for doubtful accounts	(0.5)
Total assets	3,147.2	Total liabilities and net assets	3,147.2

–   24   –

Outline figures for NTT Communications Corporation

Condensed Balance Sheet (at March 31, 2016)		(Billions of yen)		Condensed Statement of Income (from April 1, 2015 to March 31, 2016)	(Billions of yen)
Item	Amount	Item	Amount	Item	Amount
Assets		Liabilities and net assets		Telecommunications businesses
Fixed assets	1,199.7	Long-term liabilities	304.0	Operating revenues	691.2
Fixed assets – telecommunications businesses	629.4	Long-term borrowings from parent company	199.5	Operating expenses	613.0
Property, plant and equipment	527.7	Other long-term liabilities	104.5	Operating income from telecommunications businesses	78.1
Machinery and equipment	134.3	Current liabilities	269.3	Supplementary businesses
Engineering facilities	51.7	Current portion of long-term borrowings from parent company	43.3	Operating revenues	227.0
Buildings	199.1			Operating expenses	214.0
Tools and fixtures	37.8	Accounts payable, trade	31.8	Operating income from supplementary businesses	12.9
Land	45.2	Accounts payable, other	151.6	Operating income	91.1
Others	59.3	Other current liabilities	42.4	Non-operating revenues	27.1
Intangible fixed assets	101.7	Total liabilities	573.3	Non-operating expenses	8.1
Investments and other assets	570.3	Shareholders’ equity	860.8	Recurring profit	110.2
Investments in subsidiaries and affiliated companies	381.9	Common Stock	211.7	Special losses	5.8
				Income before income taxes	104.3
Other investments and assets	188.5	Capital Surplus	131.6	Corporation, inhabitant, and enterprise taxes	29.0
Allowance for doubtful accounts	(0.2)	Earned Surplus	517.4	Deferred tax expenses (benefits)	3.0
Current assets	296.1	Unrealized gains (losses), translation adjustments, and others	61.7	Net income	72.3
Cash and bank deposits	12.6
Accounts receivable, trade	179.8	Net unrealized gains (losses) on securities	61.7
Accounts receivable, other	47.6
Other current assets	57.0	Total net assets	922.5
Allowance for doubtful accounts	(1.0)
Total assets	1,495.8	Total liabilities and net assets	1,495.8

2.	Major Facilities of Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation Completed during the Fiscal Year

Company	Item	Completed Facility
Nippon Telegraph and Telephone East Corporation	FLET’S Hikari	264 thousand subscribers
	Subscriber optical cable	17,900 km
Nippon Telegraph and Telephone West Corporation	FLET’S Hikari	280 thousand subscribers
	Subscriber optical cable	12,100 km

Note:	Figures for “FLET’S Hikari” include wholesale services provided to service providers by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation.

3.	Outline of R&D Expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation

Company Item	Amounts
Nippon Telegraph and Telephone East Corporation	¥46.7 billion
Nippon Telegraph and Telephone West Corporation	¥46.9 billion
NTT Communications Corporation	¥13.5 billion

–   25   –